Exhibit 99.2

 USD 100m senior unsecured bond issue  Credit investor presentation  27 March 2025

 Important information and disclaimer (1/2)  This presentation, together with its appendices (collectively, the "Presentation") has been produced by Seanergy Maritime Holdings Corp. (the "Issuer" or the "Company", and together with its subsidiaries, the "Group") solely for information purposes for use in presentations to potential investors in connection with the contemplated offering of senior unsecured bonds (the "Bonds") by the Issuer. The appointed managers for the contemplated offering of the Bonds are ABG Sundal Collier ASA and Arctic Securities AS (each a "Manager" and together the "Managers"). This Presentation is for information purposes only and does not in itself constitute an offer to sell or a solicitation of an offer to buy, or a recommendation regarding, any of the securities described herein.   This Presentation has only been made and shall only be made available to a limited number of prospective investors (the "Recipients"). The Recipients are reminded that the Presentation contains confidential and sensitive information. By attending a meeting where this Presentation is presented, by reading the Presentation slides, or by agreeing to receive this Presentation, each Recipient agrees to be bound by the terms, conditions and limitations set forth herein, and agrees to cause their respective Representatives to equally observe the commitments described in this notice and to use the Presentation only to evaluate an investment in the Bonds and not disclose any such information to any other party. Each Recipient represents that it is a qualified institutional or other professional investor who is sufficiently experienced to understand the aspects and risks related to an investment in the Bonds, and who will obtain additional expert advice where and when needed.  This Presentation and its contents are strictly private and confidential. This Presentation and the information contained herein shall not (in whole or in part) be reproduced, distributed or passed on, directly or indirectly, to any other person (excluding investment professionals' advisers) without the prior written consent of the Managers or the Issuer. Only the Issuer and the Managers are entitled to provide information in respect of matters described in this Presentation. Information obtained from other sources is not relevant to the content of this Presentation and should not be relied upon and neither the Issuer nor the Managers will assume any responsibility for any information other persons may provide.   This Presentation contains certain forward-looking statements relating to the business, financial performance and results of the Group and/or the industry in which it operates. Forward-looking statements concern future circumstances and results and other statements that are not historical facts, sometimes identified by the words "believes", "expects", "predicts", "intends", "projects", "plans", "estimates", "aims", "foresees", "anticipates", "targets", "will", "should", "may", "continue" and similar expressions. The forward-looking statements contained in this Presentation, including assumptions, opinions and views of the Issuer or cited from third party sources, are based upon various assumptions, many of which are based, in turn, upon further assumptions, including the Group management's examination of historical operating trends, data contained in the Company’s records and other data available from third parties. The forward-looking statements are solely opinions and forecasts, and are subject to risks, uncertainties and other factors that may cause actual events to differ materially from any anticipated development. Although the Company believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control. Neither the Issuer, the Managers, nor any of their parent or subsidiary undertakings or affiliates or any such person's directors, officers, employees, advisors or representatives (collectively, the "Representatives") provides any assurance that the assumptions underlying such forward-looking statements are free from errors, nor does any of them accept any responsibility for the future accuracy of the opinions expressed in this Presentation or the actual occurrence of the forecasted developments. You are cautioned not to place any undue importance on any forward-looking statement. None of the Issuer, the Managers or any of their Representatives assume any obligation, except as required by law, to update any forward-looking statements or to confirm these forward-looking statements to the Group's actual results.  Industry and market data used throughout this Presentation are approximations based on the good faith estimates of the Group’s management, based upon its review of internal surveys and sources, financial information, independent industry publications, reports or other publicly available information. Although we believe that these sources are reliable, the Managers and the Issuer do not guarantee the accuracy or completeness of this information, and have not independently verified this information.  An investment in the Bonds involves a high level of risk, and several factors could cause the actual results or performance of the Issuer to be different from what may be expressed or implied by statements contained in this Presentation. An investment in the Issuer is only suitable if you have sufficient knowledge, sophistication and experience in financial and business matters to be capable of evaluating the merits and risks of an investment decision relating to the Bonds, and if you are able to bear the economic risk, and to withstand a complete loss, of your investment. Each Recipient acknowledges that it must conduct its own independent evaluation of the Issuer and of the information contained or referred to herein and any other disclosed information, and that it will be solely responsible for its own assessment of the market and the market position of the Issuer, and that it will conduct its own analysis and be solely responsible for forming its own view of the potential future performance of the Issuer and the Group's business. The contents of this Presentation shall not be construed as financial, legal, business, investment, tax or other professional advice, and each Recipient should consult with its own financial, legal, business, tax or other adviser as to financial, legal, business and tax advice. Each Recipient should consult with its own professional advisers for any such advice. Several factors should cause the actual results, performance or achievements of the Issuer to be materially different from any future results, performance or achievements that may be expressed or implied by statements and information in this Presentation. Certain "Risk Factors" relating to the Company are described in slides 40 to 52 of this Presentation and each Recipient must carefully read and consider these risk factors. There may also be a limited secondary market for the Bonds which may result in a substantial liquidity risk. Should one or more of these risks or uncertainties materialize, or should underlying assumptions in this Presentation prove incorrect, actual results may vary materially from those described in this Presentation.  The distribution of this Presentation may be restricted by law in certain jurisdictions and persons into whose possession this Presentation comes should inform themselves about, and observe, any such restriction. Any failure to comply with such restrictions may constitute a violation of the laws of any such jurisdiction. None of the Issuer or the Managers shall have any responsibility for any such violations.  This Presentation shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any offer, solicitation or sale of securities, in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful.  This Presentation does not purport to contain a complete description of the Group or the markets in which it operates. Any investment in securities issued by the Issuer will be subject to the terms and the application form for such offering. No formal due diligence investigations (neither legal, commercial nor technical) or other third party verifications have been carried out by or on behalf of the Managers other than conducting a due diligence call and obtaining certain customary written confirmations from the Issuer and its representatives. The Recipients acknowledge and accept the risks associated with the fact that only limited investigations have been carried out. The information contained in this Presentation has been obtained from the Issuer or its Representatives. While the information herein is believed to be in all material respects correct, the Issuer and the Managers and their respective Representatives (the "Covered Persons") make no representation or warranty, expressed or implied, as to the fairness, accuracy or completeness of the information contained in this Presentation, or regarding any other additional information which has or will be made available to the Recipients in connection with any investment in the Bonds, and should not be relied upon as such. Accordingly, no Covered Person accepts any liability whatsoever for any loss of any nature arising directly or indirectly from the use of this Presentation, its contents, the additional information referred to above or otherwise arising in connection therewith, except as may follow from mandatory law.

 Important information and disclaimer (2/2)  This Presentation reflects the conditions and views as of the date set out on the front page of this Presentation. The information contained herein is subject to change, completion, or amendment without notice. In furnishing this Presentation, no Covered Person undertakes any obligation to provide the Recipient with access to any additional information or to update this Presentation or any information or to correct any inaccuracies in any such information. The information contained in this Presentation should be considered in the context of the circumstances prevailing at the time and has not been, and will not be, updated to reflect developments that may occur after the date of this Presentation.  THIS PRESENTATION HAS NOT BEEN REVIEWED BY OR REGISTERED WITH ANY PUBLIC AUTHORITY, STOCK EXCHANGE OR REGULATED MARKET, IS NOT A KEY INFORMATION DOCUMENT ("KID") UNDER THE REGULATION EU 1286/2014 (THE "PRIIPS REGULATION") AND DOES NOT CONSTITUTE A PROSPECTUS UNDER THE REGULATION 2017/1129/EU (THE "PROSPECTUS REGULATION"), AS AMENDED. NEITHER THE ISSUER, NOR THE MANAGERS, HAS AUTHORIZED ANY OFFER TO THE PUBLIC OF SECURITIES, OR HAS UNDERTAKEN OR PLANS TO UNDERTAKE, ANY ACTION TO MAKE AN OFFER OF SECURITIES TO THE PUBLIC REQUIRING THE PUBLICATION OF AN OFFERING PROSPECTUS, IN ANY MEMBER STATE OF THE EUROPEAN ECONOMIC AREA WHICH HAS IMPLEMENTED THE EU PROSPECTUS REGULATION, AS AMENDED. NO OFFER OF ANY SECURITIES IS DIRECTED TO PERSONS IN ANY JURISDICTION WHERE SUCH AN OFFER WOULD BE IN VIOLATION OF APPLICABLE LAWS OR WHOSE ACCEPTANCE OF SUCH AN OFFER WOULD REQUIRE THAT (I) FURTHER DOCUMENTS ARE ISSUED IN ORDER FOR THE OFFER TO COMPLY WITH LOCAL LAW OR (II) REGISTRATION OR OTHER MEASURES ARE TAKEN PURSUANT TO LOCAL LAW. NEITHER THE ISSUER, THE MANAGERS OR THE REPRESENTATIVES SHALL HAVE ANY RESPONSIBILITY OR LIABILITY WHATSOEVER (IN NEGLIGENCE OR OTHERWISE) ARISING DIRECTLY OR INDIRECTLY IN CASE OF ANY VIOLATIONS OF SUCH LAWS OR REGULATIONS.  In relation to each Member State of the European Economic Area (each, a "Relevant State"), no offer of Bonds will be made to the public in that Relevant State other than: (a) to any legal entity which is a "qualified investor" as defined in the Prospectus Regulation; (b) to fewer than 150 natural or legal persons (other than "qualified investors" as defined in the Prospectus Regulation); or (c) in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of Bonds shall require the Issuer or any of the Managers to publish a prospectus pursuant to Article 3 of the Prospectus Regulation. For the purposes of this provision, the expression an "offer of Bonds to the public" in relation to any Bonds in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and the Bonds to be offered so as to enable an investor to decide to purchase or subscribe for the Bonds.  This Presentation is an advertisement and this Presentation is only addressed to and directed at persons in member states of the European Economic Area who are "qualified investors" within the meaning of Article 2 (E) of the Prospectus Regulation.  This Presentation is confidential and is being communicated in the United Kingdom to i) persons who have professional experience, knowledge and expertise in matters relating to investments and are "investment professionals" for the purposes of article 19(5), ii) high net worth entities falling within Article 49(2)(a) to (d) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or iii) other persons to whom it may otherwise lawfully be communicated, and only in circumstances where, in accordance with section 86(1) of the Financial and Services Markets Act 2000 ("FSMA") the requirement to provide an approved prospectus in accordance with the requirement under section 85 FSMA does not apply. Consequently, the investors understands that the offering may be offered only to "qualified investors" for the purposes of sections 86(1) and 86(7) FSMA, or to limited numbers of UK investors, or only where minima are placed on the consideration or denomination of securities that can be made available (all such persons being referred to as "relevant persons"). This Presentation is only directed at qualified investors and investment professionals and other persons should not rely on or act up on this Presentation or any of its contents. Any investment or investment activity to which this communication relates is only available to and will only be engaged in with investment professionals.   The securities described herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), or with any securities regulatory authority of any state or other jurisdiction in the United States, and may not be offered or sold within the United States, absent registration or under an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. In the United States, the securities described herein will be sold only to persons reasonably believed to be qualified institutional buyers ("QIBs") within the meaning of, and as defined in, Rule 144A under the Securities Act or in reliance on another transaction exempt from the registration requirements of the Securities Act. Outside the United States, the securities described herein will be offered in accordance with Regulation S under the Securities Act. By attending this Presentation or receiving this document, you warrant and represent that if you are located within the United States, you are a QIB.   Please see the application form for further applicable selling and transfer restrictions.   In the ordinary course of its business, the Managers and certain of its affiliates have engaged, and may continue to engage, in investment and commercial banking transactions with the Issuer or other companies within the Group. The Managers and/or their employees may hold bonds or other securities or interests in the Issuer and may, as principal or agent, buy or sell such securities. The Managers may have other financial interests in transactions involving these securities. The Managers will receive compensation from the Issuer in respect of the placement of the Bonds in line with market practice. Each of the Managers is acting only for the Issuer and will not be responsible to anyone other than the Issuer for providing the protections afforded to clients of such Manager or for providing advice in relation to any potential offering of securities of the Issuer.  This Presentation is subject to Norwegian law, and any dispute arising in respect of this Presentation is subject to the exclusive jurisdiction of Norwegian courts.

 Summary of risk factors  RISKS RELATED TO THE GROUP'S INDUSTRY  Charter hire rates for dry bulk vessels are cyclical and volatile.  The Group is currently almost entirely dependent on index-linked charters.  An over-supply of dry bulk vessel capacity may depress the current charter rates and vessel values.  Risk related to significant tariffs or other restrictions imposed on imports by the U.S. and related countermeasures taken by impacted foreign countries.   Risks related to a recent proposal by the U.S. to impose new port fees on Chinese-linked vessels and to restrict a percentage of U.S. products to being transported on U.S. vessels.   Risks associated with operating ocean-going vessels could affect the Group's business and reputation, which could adversely affect the Group's revenues and expenses.  Climate change and greenhouse gas restrictions may be imposed.  The Group's vessels may call on ports located in or may operate in countries that are subject to restrictions or sanctions imposed by the United States, the European Union or other governments.  Risk related to any of the Group's vessels fails to maintain its class certification or fails any annual survey, intermediate survey, or special survey, or if any scheduled class survey takes longer or is more expensive than anticipated.  Risk related to seafarers covered by industry-wide collective bargaining agreements.  Maritime claimants could arrest or attach one or more of the Group's vessels, which could interrupt the Group's cash flows.  RISKS RELATING TO THE GROUP  Risks related to a decrease in the market values of the Group's vessels.  The Group may be unable to obtain financing for vessels it may acquire in the future.  If the vessels the Group may acquire (either secondhand or newbuilding) in the future are not delivered on time or are delivered with significant defects, the Group's earnings and financial condition could suffer.  Substantial debt levels could limit the Group's flexibility to obtain additional financing and pursue other business opportunities.  The Group's loan agreements and other financing arrangements contain, and the Group expects that other future loan agreements and financing arrangements will contain, restrictive covenants that may limit the Group's liquidity and corporate activities.   The Group depends on officers and directors who are associated with United Maritime Corporation (“United”), of the Republic of the Marshall Islands, being the Issuer’s spin-off company, which may create conflicts of interest.  If the Group fails to manage the Group's planned growth properly, the Group may not be able to successfully expand the Group's market share.  Vessel aging, and purchasing and operating secondhand vessels, such as the Group's current fleet, may result in increased operating costs and vessel off-hire, which could adversely affect the Group's financial condition and results of operations.  Volatility of SOFR and potential changes of the use of SOFR as a benchmark could affect the Group's profitability, earnings, and cash flow.  The Group may not be able to attract and retain crew, key management personnel and other employees in the shipping industry, and higher crew costs may have a negative impact on the financial condition of the Group.  The Group is exposed to U.S. dollar and foreign currency fluctuations and devaluations that could harm the Group's reported revenue and results of operations.  The Issuer is a holding company and it depends on the ability of its subsidiaries to distribute funds to the Issuer in order to satisfy financial obligations.  In the highly competitive international shipping industry, the Group may not be able to compete for charters with new entrants or established companies with greater resources.  The Group is currently subject to litigation and the Group may be subject to similar or other legal proceedings in the future.  The shipping industry has inherent operational risks that may not be adequately covered by the Group's insurances.   Failure to comply with the U.S. Foreign Corrupt Practices Act of 1977, or FCPA, could result in fines, criminal penalties, and an adverse effect on the Group's business.  The Group partly depend on third-party technical, crew and commercial managers for technical, crew and commercial management of the Group's ships.   The Group may have to pay tax on U.S. source income, which would reduce the Group's earnings.  The Group may be subject to tax in the jurisdictions in which the Group or the Group's vessel-owning or management subsidiaries are incorporated or operate.  The Group conducts business in China, where the legal system is not fully developed and has inherent uncertainties that could limit the legal protections available to the Group.  Changing laws and evolving reporting requirements could have an adverse effect on the Group's business.  A cyber-attack could materially disrupt the Group's business.  The smuggling of drugs or other contraband onto the Group's vessels may lead to governmental claims against us.  The international nature of the Group's operations may make the outcome of any potential bankruptcy proceedings difficult to predict.  Risk related to the Group's operations may be subject to economic substance requirements.  Risks related to the Bonds  The Bonds are unsecured  The Bonds are structurally subordinated to liabilities of the Issuer's subsidiaries  A trading market may not develop, and market price of the Bonds may be volatile  Option to redeem  Bondholders may be overruled by majority votes taken in Bondholders' meetings  No action against the Issuer and Bondholders' representation  Restrictions on transferability of the Bonds

 Issuer characteristics  Notes: (1) Market capitalization as of 26th March 2025  Issuer overview  Seanergy Maritime Holdings Corp. (the “Issuer” and together with its subsidiaries, “Seanergy”, the “Company” or the “Group” ) is a leading owner and operator of Capesize bulk carriers providing marine transportation services worldwide  The Issuer is listed on the Nasdaq Stock Market under the ticker “SHIP”, with a current market capitalization of USD ~145m1  Group ownership  The Issuer has a diversified ownership base with the top three shareholders being Longshaw Maritime Investments SA (10.6%), Seanergy's CEO Stamatios Tsantanis (9.1%), and Sphinx Investment Corp (8.9%)  Capital markets experience  The Issuer has been listed on the Nasdaq Stock Market since October 2008 and has substantial capital markets experience  The Group has no outstanding bonds, neither in the Nordic high yield market nor elsewhere  Other issuer characteristics  Country of incorporation: Marshall Islands  Headquarters: Greece  Country of operations: Worldwide  The annual report of 2024 on form 20-F is the latest audited financial report of the issuer, released 24 March 2025. Additionally, as the Issuer is listed on the Nasdaq Stock Market it files relevant reports with the Securities and Exchanges Commission. Based on this no third party confirmatory due diligence or other verification work have been conducted, and only market standard confirmatory declarations and due diligence calls have been arranged with the Managers and their legal counsel  Please review this Investor Presentation in detail, including the Disclaimer on pages 2–3 and the Risk Factors on pages 40–52 (as summarized on page 4)  Introduction   Confirmation / verification of work conducted  Arctic Securities AS is acting as Global Coordinator and Joint Bookrunner  ABG Sundal Collier ASA is acting as Joint Bookrunner (together with the Global Coordinator, the “Managers”)  Nordic Trustee AS (the “Trustee”) will act as trustee  The Norwegian law firm Wikborg Rein Advokatfirma AS acts as legal counsel to the Managers and the Trustee  The Norwegian law firm Advokatfirmaet Wiersholm AS acts as legal counsel to the Issuer  Arctic Securities will act as paying agent for the Issuer  Deloitte Certified Public Accountants S.A. has been the auditor of Seanergy since 2022  Advisors and legal counsel

 Table of contents  1  Transaction summary  2  Company overview  3  Market outlook  4  Financial profile  R  Risk factors  A  Appendix

Transaction overview

Transaction background

- Seanergy is a leading owner and operator of Capesize bulk carriers with a fleet of 21 vessels, 2 Newcastlemaxes and 19 Capesizes, following 2 acquisitions in 2025 (Meiship and Blueship)
- The Company has also refinanced secured debt in Q1, increasing the amount outstanding by USD 48m and is now contemplating the issuance of USD 100m of senior unsecured bonds
- The net proceeds of the Bonds are to be used for general corporate purposes, which may include vessel acquisitions, including the purchase obligation for Blueship, or debt repayment
- The contemplated bond offering would mark the Company's inaugural issue in the Nordic bond market, in line with its strategy to continue to diversify its funding sources
- Seanergy has strong credit metrics, with net loan-to-value of 45% and a net leverage ratio of 2.7x pro-forma for the contemplated bond issue

Simplified transaction structure



Listed on NASDAQ under ticker "SHIP"
Market capitalization: USD 145m[1]
New USD 100m senior unsecured bond
Seanergy Maritime Holdings Corp. (Issuer) *(Marshall Islands)*
Secured bank and lease financings
Vessel owning subsidiaries

Sources and uses

Sources	USDm
New senior unsecured bond issue	100
New senior secured loans and leases, net	48
Total sources	**148**

Uses	USDm
Meiship and Blueship acquisitions	69
General corporate purposes	79
Total uses	**148**

Capitalization table

USDm	YE 2024	Adjustments	YE 2024 PF
Secured lease financing	136	35	170
Secured bank debt	126	13	139
Unsecured senior notes due 2030	-	100	100
Total interest-bearing debt	**262**	**148**	**410**
Cash	35	79	114
Total net interest-bearing debt	**227**	**69**	**296**
Adj. EBITDA	**98**	**10**	**109**
Net leverage ratio	**2.3x**	**0.4x**	**2.7x**
Total assets, less cash	**511**	**69**	**580**
Market-adj. total assets, less cash	**612**	**75**	**687**
Leverage ratio (70% covenant level)[2]	**37%**	**6%**	**43%**
Fleet value	**586**	**75**	**660**
Gross loan-to-value	**45%**	**-**	**62%**
Net loan-to-value	**39%**	**-**	**45%**

Notes: (1) Market capitalization as of 26th March 2025; (2) As defined in the term sheet seanergy 7

 Summary of key terms  Note: Please refer to the term sheet for further information  Issuer:  Seanergy Maritime Holdings Corp.  Issue amount:  USD 100m  Borrowing limit:  USD 200m  Use of proceeds:  General corporate purposes incl. debt refinancing and acquisitions of vessels  Status:  Senior unsecured  Tenor:  4 years  Coupon rate:  [•]% p.a., payable semi-annually in arrears  Issue price:  100%  Amortization:  Bullet repayment at maturity  Call options:  Make whole 24 months, thereafter callable at par +40/30/20/10% of coupon rate after 24/30/36/42 months, respectively  Financial covenants:  Group cash ≥ USD 0.5m per group-owned vessel  Leverage ratio ≤ 70% (based on market-adjusted value of fleet)  Permitted distributions:  Max. the higher of (a) USD 2m per financial quarter or (b) 50% of FCFE, subject to group cash ≥ USD 20m pro-forma for any distribution  General undertakings:  Standard for the Norwegian HY market, including restrictions on authorisations, mergers, de-mergers, continuation of business, compliance with laws, corporate status, disposals, related party transactions, insurances, financial indebtedness, negative pledge, financial support, subsidiaries’ distributions, and distributions  Change of control:  Investor put option at 101% of par upon a change of control or de-listing event  Listing:  Oslo Stock Exchange within 9 months  Trustee:  Nordic Trustee AS  Law:  Norwegian law  Global coordinator and joint bookrunner:  Arctic Securities AS  Joint bookrunner:  ABG Sundal Collier ASA

Key credit highlights

1 Leading NASDAQ-listed dry bulk company	▪ Listed on NASDAQ since 2008, with a USD 145m[1] market capitalization, and proven access to equity capital markets having raised USD 180m of equity since 2020 ▪ Hybrid operating model with low-cost in-house technical management and proven commercial management platform through index outperformance since 2021 ▪ Strategy to employ vessels on index-linked charters, ensuring 100% utilization at an average of 105% of the Baltic Capesize Index
2 High-quality fleet of Capesize vessels	▪ Large fleet of 19 Capesize and 2 Newcastlemax vessels built in Japan and Korea valued at USD 660m[2] ▪ USD 428m invested in fleet growth and renewal since 2021, with a focus on high-quality Japanese and Korean vessels ▪ Flexibility to convert index-linked charters to fixed TCs based on FFAs, enabling Seanergy management to de-risk earnings in strong markets (35% fixed TCE 2Q25-4Q25)
3 Leading role in push for sustainable dry bulk shipping	▪ Led by an experienced management team with 100+ years of combined financial and shipping experience, supported by an experienced and independent board ▪ The Company has since 2019 been collaborating with first-class charterers to invest in its vessels, enhancing operational and environmental performance and efficiency ▪ USD ~100m of sustainability-linked loans issued, with credit margins linked to emissions intensity
4 Attractive long-term Capesize market outlook	▪ Dry bulk trade is closely linked to industrial activity and has grown with a CAGR of 3.6% since 1990, growing almost every year ▪ The 7.8% Capesize orderbook is the lowest in any commodity shipping segment, and substantially lower than the ~15% of the fleet turning +20 years old until 2028 ▪ The Simandou iron ore mine export volumes would more than cover the Capesize orderbook, speaking to the very attractive outlook for the Capesize market 2025 onwards
5 Strong financial position and bond structure	▪ Proven conservative financial strategy, having ensured net LTV below 50% in all market environments over the last 5 years, and at ~45% pro-forma for the Transaction ▪ Strong cash generation with net leverage at 2.7x pro-forma for the Transaction, and ~1.4x deleveraging of secured bank debt through the 4-year bond tenor ▪ Robust and attractive bond structure with a market-adjusted leverage ratio and dividends restricted to 50% of operating cash flow, in line with current dividend policy seanergy

Notes: (1) Market capitalization as of 26th March 2025; (2) One vessel built at a high-quality Chinese yard with Japanese ties

9

 Today’s presenters  Stamatis Tsantanis  Chairman & CEO  CEO of Seanergy since 2012; Chairman since 2013  Led Seanergy’s significant growth to a prominent pure-play Capesize dry bulk company with a carrying capacity of approximately 3.8 million dwt  27+ years of experience in shipping, banking and capital markets  Former investment banker at Alpha Finance with a key role in major shipping corporate finance transactions in the U.S. capital markets  Stavros Gyftakis  CFO  CFO of Seanergy since 2018   Instrumental in Seanergy’s capital raising, debt financing and refinancing activities since 2017  19+ years of experience in the shipping finance industry, having held key positions across a broad shipping finance spectrum, including asset backed lending, debt and corporate restructurings, risk management and loan syndications  Former Senior Vice President in the Greek shipping finance desk at DVB Bank SE  Alexandros Giannakas, CFA  Finance Manager  Joined Seanergy in 2022  Contributed to a series of financing, refinancing and capital markets transactions  18+ years of experience in capital markets, asset management, portfolio management, valuation of complex financial products, capital and risk management consulting  Formerly held key roles with Deloitte, EY, Amundi Asset Management and Bear Stearns

 Table of contents  1  Transaction summary  2  Company overview  3  Market outlook  4  Financial profile  R  Risk factors  A  Appendix

 Pure-play Capesize shipping company listed on Nasdaq since 2008 under ticker ‘SHIP’  Modern, high-quality fleet of Japanese and Korean vessels  Highly experienced management team with more than 100 years of combined experience  Strong corporate governance with a fundamental focus on ESG:  No related parties in commercial and technical management  80% independent board of directors  Significant investments in profitable emissions reductions together with charterers  Longstanding commercial relationships & all vessels employed on period contracts   Lowest book value / DWT among peers  A leading NASDAQ-listed owner and operator of Capesize bulk carriers  Notes: (1) Period time-charter contracts (“T/C”) are based on the T/C average of the 5 main routes of the Baltic Capesize Index  21 Capesize vessels   (9 scrubber-fitted)  100% charter coverage  Entire fleet on time charters1  ~3.8 million dwt  Combined cargo capacity  76% investment grade   16 of 21 vessels on charters to IG-rated counterparties  Low-cost  Commercial and technical operating models  80% independent  Board of Directors  2.3x  Net leverage, 2024  USD 98m  Adj. EBITDA, 2024  First-mover on ESG  Industry-leading ESG commitment

High-quality, homogeneous fleet with 100% charter coverage

Vessel	DWT	Built	Yard	Charterer	Hire	Scrubber profit	Charter end[1]
Meiship	207 851	2013	Imabari	Costamare	Floor Rate + Profit-Share[2]		Apr-26
Patriotship	181 709	2010	Imabari	Glencore	Index-Linked	✓	Dec-25
Dukeship	181 453	2010	Sasebo	NYK	Index-Linked		Jul-25
Paroship	181 415	2012	Koyo – Imabari	Oldendorff	Index-Linked	✓	Oct-25
Worldship	181 415	2012	Koyo – Imabari	NYK	Index-Linked	✓	Dec-25
Kaizenship	181 396	2012	Koyo Dock	MOL	Index-Linked		Aug-25
Iconship	181 392	2013	Imabari	Costamare	Index-Linked		Apr-26
Hellasship	181 325	2012	Imabari	NYK	Index-Linked		May-26
Honorship	180 242	2010	Imabari	NYK	Index-Linked		May-25
Fellowship	179 701	2010	Daewoo	Anglo American	Index-Linked		Aug-26
Championship	179 238	2011	Sungdong SB	Cargill	Index-Linked	✓	Jul-25
Partnership	179 213	2012	Hyundai	NYK	Index-Linked	✓	Mar-26
Knightship	178 978	2010	Hyundai	Glencore	Index-Linked	✓	Dec-25
Lordship	178 838	2010	Hyundai	Costamare	Index-Linked	✓	Mar-26
Blueship	178 459	2011	Mitsui SB	NYK	Index-Linked[3]		Sep-27
Friendship	176 952	2009	Namura	NYK	Index-Linked		Jan-26
Flagship	176 387	2013	Mitsui	Cargill	Index-Linked		May-26
Geniuship	170 057	2010	Sungdong SB	NYK	Index-Linked		Jul-25
Premiership	170 024	2010	Sungdong SB	Glencore	Index-Linked	✓	Mar-27
Squireship	170 018	2010	Sungdong SB	Glencore	Index-Linked	✓	Mar-27
Titanship	207 855	2011	NACKS	Costamare	Floor Rate + Profit-Share[2]		Nov-26


1Q25 2Q25 3Q25 4Q25 1Q26 2Q26 3Q26 4Q26 1Q27

105%
Average index-linked premium over BCI

76%
Share of IG rated charterers

100%
Of fleet on period charters

95%
Of fleet built at Korean and Japanese yards

76%
Average scrubber profit share

seanergy

Notes: (1) Midpoint of redelivery window, excluding any option periods; (2) The gross daily rate has a fixed floor rate of more than $20,000 and a profit-sharing scheme on top of the fixed rate based on the BCI 5TC; (3) The gross daily rate features a fixed premium per day in addition to the index-linked rate

13

 Continuous fleet optimization since re-launch in 2015  2015 - 2017  Acquisition of 6x Capesize and 2x Supramax vessels  Acquisition of 2x Korean built Capesize vessels at market lows  Acquisition of 1x Korean built Capesize vessel  Long history of proven access to equity capital markets has facilitated for strong fleet growth since 2015  2018 – 2019   Sale of 2x Supramax and acquisition of 1x Capesize vessel, becoming the only US-listed pure-play Capesize company at the time  Initiation and implementation of scrubber installation program in partnership with major dry-bulk charterers to install scrubbers on 50% of the fleet  2020 – 2021   Acquisition of 8x Japanese built Capesize vessels and sold oldest vessel of the fleet   Increased period employment and index-linked chartering exposure  Awarded Greek Dry-Bulk Shipping Company of the year by Lloyds List   2022   Executing on ESG agenda & publishing annual ESG reports  Acquisition of 5x Japanese built Capesize and 2x Newcastlemax vessels  Disposal of 3x oldest Capesize vessels, reducing fleet age and operating margins  Spin-off of United Maritime Corporation  2015 - 2017  Raised USD 179m in secured debt  Raised USD 25.5m through public equity offerings and USD 38m secured debt  Raised additional public equity & secured debt and refinanced USD 39.5m debt  2018 – 2019   Refinancing USD 48m of legacy loans through USD 70m of bank debt and leasing transactions  USD 20.5m equity raised through public offering and private placements  2020 – 2021   Raised USD ~175m in public offerings, recapitalizing the balance sheet  New financing and refinancing transactions of USD 328.2m  Completion of USD 16.7m buyback plan across convertible notes, warrants and common shares   2022   Repurchase of 47% of the outstanding Class E Warrants through a tender offer  Completed USD 21m convertible notes buyback  Eliminated all junior debt  New financings & refinancings of USD ~390m with overall improved terms  Commercial activities  Financing activities  Conservative growth, accelerated deleveraging and renewed chartering strategy

 Strong trading performance through firm index-linked charters  Index-linked charters with profit sharing enables market outperformance  With most of its fleet on index-linked period charters at premiums to the BCI, Seanergy is able to secure close to 100% fleet utilization above market average rates  The remaining utilization risk is kept at a bare minimum due to prudent and efficient technical management  Active use of forward freight agreement (“FFA”) options have further enabled Seanergy to increase revenue visibility and de-risk the business by locking in attractive rates, resulting in outperformance relative to the Baltic Capesize Index and healthy cash flow generation  Comments   “Old” Seanergy and chartering strategy focused on spot fixtures, with high volatility given low vessel count  “New” Seanergy with conservative chartering strategy utilizing FFA market to lock in profits  2021  2022  2023  2024  SHIP TCE  27 399  20 400  17 501  25 063  BCI  33 333  16 177  16 389  22 593  0  5  10  15  20  25  1Q25  2Q25  3Q25  4Q25  % of available days  Avg. min. fixed TCE  Fleet CBE  USDk/d  % fixed

Hybrid in-house operating model ensuring low all-in operating expenses

Strong focus on operational efficiency

- Seanergy has a hybrid model with mainly in-house technical management by Seanergy Shipmanagement Corp. ("SSC"), a wholly owned subsidiary of Seanergy
  - SSC comprises a highly experienced team with expertise in the technical management of dry bulk vessels, with the responsibility of managing most of Seanergy's fleet
  - Five ships are technically managed by V.Ships (plus one joint with SSC), ensuring efficient benchmarking and cross-company learnings
- All vessels have a minimum 3 ranking by Rightship with an average of 3.3, substantially above the market average and illustrating the success of Seanergy's hybrid technical mgmt. model
- Seanergy Management, a wholly owned, consolidated subsidiary of Seanergy Maritime Holdings, has entered into a commercial management agreement with Fidelity, an independent third party, where Fidelity provides commercial management services for all of the vessels in its fleet

Illustrative corporate structure and mgmt. agreements



Seanergy Maritime Holdings Corp.
Seanergy Shipmanagement Corp.
Technical management
Seanergy Management Corp.
Commercial management
Fidelity Marine Inc.
Commercial management, independent 3rd party
15 vessels 100%, 1 vessel with V.Ships
Individual vessel-owning companies
5 vessels 100%, 1 vessel with Seanergy Shipmanagement Corp.
V.Ships

Low operating breakeven levels



USD/d
6,976
1,000
1,616
9,592
Vessel opex
Maint. Capex[1]
G&A
All-in opex

2024 Opex breakdown



56%
31%
9%
8%
6%
Manning
Repairs
Lubricants
Insurance
Misc.

Notes: (1) Adjusted for 5yr drydocking cycles

16

Conservative cash breakeven, even with rapid deleveraging

Competitive cash breakeven, expected to come down rapidly



USDk/d
7.0
1.6
1.0
2.4
1.1
13.1
5.6
18.8
USD 77.5m bank debt repayment
1.5
17.3
2x vessel acquisitions
0.9
17.8
Vessel opex
Cash G&A
Dry docking[1]
Bank interest
Bond coupon
Interest breakeven
Bank amort.
Cash breakeven
Pro forma
Pro forma

- Seanergy has a cost-efficient operating model with all-in opex and capex breakeven of USD ~9,600/day, and only USD ~3,550/day of interest expense pro-forma for the bond issue, ensuring an interest breakeven of USD ~13,100/day
- When including bank amortization this increases to USD ~18,800/day (at the current conservative ~7yr amortization profile)
- Adjusting for a potential acquisition of 2 vessels purchased with the proceeds of the bond issuance, the cash breakeven would be reduced to USD ~17,800/day. Alternatively, if the bond proceeds were applied towards repaying bank debt pro-rata, the cash breakeven would be reduced to USD ~17,300/day
- As the proceeds of the bond issue will likely be used for a combination of vessel investments and bank debt refinancing, the expected cash breakeven should be reduced to approximately USD 17,300–17,800/day in 2025 (adj. for drydocking cycles), with further reductions as bank debt amortizes during the tenor of the bonds

Substantial deleveraging at current rates



-41%
13,142
18,777
20,463
22,100
Interest breakeven
Cash breakeven
Seanergy TCE average 2020-2024
Rest of 2025 FFA

- Seanergy's cash breakeven compares favorably to historical rate levels due to its conservative financial profile and cost-efficient operating model
- Interest breakeven substantially below average rates last five years, and even more towards the FFA curve for the remainder of 2025
- With strong rates expected and deleveraging through scheduled amortization, cash breakeven should come down further, bolstering the solidity of Seanergy in the years to come seanergy

Notes: (1) Normalized docking costs over a 5-year cycle
Sources: SIN

17

Profitable, low-risk decarbonization of dry bulk shipping

Co-investing in vessel upgrades to improve efficiency

- Establishing strong charterer partnerships facilitates for shared sustainability investments, which enables Seanergy to decarbonize without the need for excessive capital investments
- Charterers put strong emphasis on Seanergy's transparency, and co-investments ensures maximized operational gains while securing long-term regulatory compliance for both parties

Highly profitable, low-risk energy savings devices


USDk
759
1,171
-412
Installation cost, 2Q22
Incremental earnings, 2Q22-4Q24
Net result over 2.5 years


Scrubber-fitted vessels
Cuts SOx emissions by 98%, ensuring compliance without costly low-sulfur fuel
Biofuel trials with charterer support
Biofuel tested on >12% of fleet in 2023
Energy Saving Devices
Deck compressors, Variable Frequency Drives, LED lights
Hydrodynamic improvements
Mewis Ducts, PBCFs, Pre-Swirl Stators
Advanced silicon-based hull coatings
6-8% fuel efficiency gain
Hull Performance Assessments
CFD studies and Hull Roughness Measurement
Python-based automation
Ensuring precise data for regulators & charterers
AI-assisted remote performance monitoring
Fuel & emissions monitoring
AI-driven voyage & speed optimization
Reducing consumption, maximizing profitability

seanergy

18

ESG is core to Seanergy's strategy

Four pillars to execute a profitable, scalable decarbonization strategy

Efficiency in action *Smarter operations, lower costs*	▪ **AI-driven voyage & speed optimization:** Reducing fuel consumption and maximizing profitability ▪ **Weather routing & trim optimization:** Cutting waste and improving performance ▪ **Blue Visby Solution:** Eliminating idle time and reducing emissions
Energy at its best *Fleet upgrades for maximum efficiency*	▪ **Advanced silicon-based hull coatings:** 6-8% fuel efficiency gain ▪ **Hydrodynamic Improvements:** Mewis Ducts (3-5%), PBCFs (2-4%), Pre-Swirl Stators (2-3%) ▪ **Hull Performance Assessments:** Computational Fluid Dynamics (CFD) studies and Hull Roughness Measurement ▪ **Scrubber-equipped vessels:** Cuts SOx emissions by 98%, ensuring compliance without costly low-sulfur fuel ▪ **Energy Saving Devices:** Deck compressors , Variable Frequency Drives, LED lights (2-3%)
Performance precision *Data-driven compliance & efficiency tracking*	▪ **AI-assisted remote performance monitoring systems:** Fuel & emissions monitoring ▪ **Python-powered automation:** Ensuring precise data for regulators & charterers ▪ **Charterers trust Seanergy's transparency:** Shared sustainability investments
Sustainable innovations *Future-ready, zero-carbon solutions*	▪ **SAFeCRAFT Hydrogen Pilot Project:** First Greek shipping company advancing hydrogen retrofits for Capesize bulkers, securing EUR 10.3m EU funding & industry partnerships ▪ **Biofuel trials with charterer support:** Conducted biofuel tests on >12% of the fleet in collaboration with Cargill and NYK to enhance knowledge of low-carbon alternative fuels

Committed to excellence, ESG & workplace culture

ESG Shipping Awards International 2024 – Industry Partnership Leader Award – Silver

ESG Shipping Awards International 2024 – People Leader Award – Bronze

ESG Shipping Awards 2023 – Climate Change Award – Bronze

ESG Shipping Awards 2023 – Technology Award – Gold

SILVER Corporate Responsibility Index 2023-2024 – Top ESG performing company

Best Workplaces™ – Great Place To Work. – HELLAS 2024

AMVER

SEANERGY's Award Recognition at the 1st ESG Shipping Awards

SEANERGY was distinguished for its 2022 practices among over 200 nominations in 2 categories at the 1st Greek ESG Shipping 2023 Awards, an initiative under the auspices of the Greek Ministry of Maritime Affairs & Insular Policy and Hellenic Chamber of Shipping.



seanergy

19

Strategic priorities going forward

Operational priorities

- Continued focus on maintaining 100% charter coverage across the fleet
- Maintain and develop relationships with existing and potential new tier 1 charter counterparties
- Ensure operational uptime remains close to 100% through strong collaborations between in-house and 3rd party technical managers
- Continued focus on new and existing efficiency initiatives across the organization, reducing emissions and boosting profitability



Fleet utilization (%)
No of vessels (YE)
99.8
98.9
99.2
99.1
99.4
11
17
18
17
19
2020
2021
2022
2023
2024

Fleet composition

- Continue fleet modernization through acquisition of modern tonnage and divestment of older tonnage
- Investing in high-quality vessels from predominantly Japanese and Korean shipyards to ensure strong operational performance
- Investing in optimization of the current fleet: AI-driven voyage optimization, engine performance monitoring, and hull fouling diagnostics
- Maintain position as a pure-play Capesize company, to benefit from near term structural demand growth



Japanese
Korean
Other
12
8
1

Financial profile

- Conservative leverage to ensure financial flexibility through the cycles
  - Financial policy: targeting Net LTV < 50%
- Continued deleveraging through secured debt amortization
- Utilize unsecured bonds to diversify funding sources and optimize the capital structure
- Continue to reduce credit margins, now around ~200bps for new loans and leases

Net LTV < 50%

Financial policy target

seanergy

20

 Table of contents  1  Transaction summary  2  Company overview  3  Market outlook  4  Financial profile  R  Risk factors  A  Appendix

The seaborne dry bulk shipping market has constantly been growing

Dry bulk demand is "always" growing


Minor bulk
Iron ore
Coal
Grain
+4% CAGR
Major bulk
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024

Total dry volumes split by cargo


9%
39%
24%
28%
Minor bulk
Iron ore
Coal
Grain

Major bulk ton-miles split by cargo


20%
49%
31%
Iron ore
Coal
Grain

Comments

- The dry bulk shipping market plays a crucial role in global trade, transporting commodities such as iron ore, coal, grains, and bauxite in large quantities
- With dry bulk demand being driven by general economic growth (industrial production, energy consumption, food security etc.), overall demand growth is relatively stable. Total volumes have only contracted y-o-y on four occasions over the past 35 years

Major bulk:

- Iron ore – A high density raw material used in steelmaking, typically carried by Capesize vessels from major producers like Australia and Brazil to industrial hubs like China, Japan and Europe
- Coal – Used for energy production (thermal coal) and steelmaking (metallurgical coal), coal is transported by all size segments depending on trade routes and port infrastructure. Major exporters include Australia and Indonesia, while China and India are the main importers
- Grains – Used for food and animal feed and is typically transported by smaller size segments (Panamax to Handysize). Key exporters are Brazil, Argentina, the US and Ukraine, and major importers are China, the Middle East and Africa

Minor bulk:

- A diverse category including cement, fertilizer, steel products, forest products, bauxite and alumina. Typically carried on smaller size segments seanergy

Source: SIN

22

 Low orderbook and an ageing fleet means that the Capesize segment has the most attractive supply dynamics of all commodity shipping segments  Source: SIN  On the back of rising newbuilding prices, higher interest rates, uncertainty regarding future fuels and an unclear market outlook, dry bulk ordering activity has remained muted over several years  The result is an orderbook to fleet ratio of 10% for the overall dry bulk fleet, and 8% in the Capesize segment, meaning that dry bulk and Capesize currently have the lowest relative orderbooks across all major shipping segments  On the back of the Chinese commodity boom leading up the financial crisis of 2008, a large number of ships were ordered with deliveries over the following years  These vessels are getting older by the day, and combined with limited new deliveries, the average age of the Capesize fleet is rapidly increasing  As such, with a low orderbook and an ageing fleet, the Capesize segment offers highly attractive supply side dynamics for the coming years  Orderbook as % of fleet by shipping segment  Capesize orderbook and average age  Capesize  Total bulker  Crude tanker  Chemical tanker  Product tanker  Container  PCC  LPG  LNG  2000  2002  2004  2006  2008  2010  2012  2014  2016  2018  2020  2022  2024  Capesize orderbook % of fleet (lhs)  Capesize fleet - avg. age (rhs)

Yard dynamics suggest great visibility for low supply growth

Capesize age profile by vessels delivered per year



300
250
200
150
100
50
0
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029

% of fleet >20 years



7%
9%
12%
14%
19%
29%
40%
50%
55%
2025
2026
2027
2028
2029
2030
2031
2032
2033

Lead time current orderbook



3
17
12
27
3
22
13
24
2
25
1
2025
2026
2027
2028
2029
2021
2022
2023
2024
2025

Comments

- On the back of overall strong shipping markets, shipbuilders have seen a significant increase in order intake over the past two-three years, predominantly in the liner and gas segments
- Shipyard backlogs have consequently increased from ~2.4 years of forward coverage in late 2019 to ~3.7 years of forward coverage today, and lead times for shipbuilding have increased significantly
  - This is particularly true for the larger ship sizes where Capesizes, a relatively low-margin vessel for shipyards, compete against higher-margin vessels like LNG carriers, liners and larger tankers for yard slots
  - Bulker newbuild orders currently stand at the lowest level in over 30 years, with no reported new orders in February
- Historically, shipping cycles are "always" broken by too much supply growth. In the case of the Capesize segment however, the ageing fleet, low orderbook and long lead times at yards suggest good visibility for low fleet growth for the coming years seanergy

Source: SIN, BIMCO

24

 Capesize vessel supply could be shrinking if recycling normalizes  Source: SIN  Limited deliveries and an ageing fleet sets the stage for low Capesize fleet growth  2015  2016  2017  2018  2019  2020  2021  2022  -6  2023  -5  2024  8  -1  2025  2026  2027  2028  Actual deliveries  Schedueld deliveries  Scrapped  Vessels currently 20 years or more  Vessels turning 20 years

China is dependent on the Capesize fleet to supply its growing economy

Chinese imports' share of total seaborne volume


China
RoW
76%
24%
31%
69%
Iron ore
Coal

- With Chinese imports accounting for 76% of seaborne iron ore volumes and 31% of seaborne coal volumes, China remains the most important demand driver for dry bulk shipping in general and for the Capesize segment specifically
- Despite flattening domestic steel demand due to a shift in the Chinese economy, the world's largest steel producer is increasingly dependent on imported high-grade iron ore
- While imported iron ore from Australia and Brazil has an iron (Fe) content of 58-65%, domestically produced iron ore is of much lower quality (typically 10-30%). Additionally, domestic production has come under pressure in recent times
- Iron ore imports have therefore outpaced steel production over the past 14 years, a trend that is expected to continue

China iron ore and coal import dependency has increased


Imports as % of demand
Iron ore
Coal
69%
5%
75%
13%
2015
2024

China steel output and iron ore imports


China steel output
China iron ore imports
Iron ore imports: +5%
Steel output: +3%
1.500
1.000
500
0
2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024

seanergy

Source: SIN, Bloomberg

26

Growth in bauxite exports from West Africa has supported Capesize demand

Increase in seaborne bauxite exports…



Tons
Guinea
RoW
18
58
19
75
30
52
49
52
59
56
67
69
85
63
85
59
102
56
125
43
146
41
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024

- Bauxite is the primary ore used to produce aluminum, a critical material for industries such as aerospace, automotive, and construction. It is refined into alumina through the Bayer process, which is then smelted into aluminum
- Guinea has emerged as a dominant force in the global bauxite market, holding the world's largest bauxite reserves (over 7.4 billion metric tons) and rapidly increasing production
- Investments in mining, rail and port facilities have enhanced export capacity in Guinea significantly, and in 2024 the country exported ~145m metric tons. This compares to ~18m metric tons in 2014, implying a ~23% CAGR in the period. In January and February 2025, exports have surged by a 49% y-o-y gain

…adds significantly to Capesize demand



Bn ton-miles
Bauxite
Iron ore
376
7,609
476
7,608
432
7,940
554
8,224
640
8,212
757
8,015
885
8,435
865
8,558
1,010
8,181
1,099
8,661
1,296
9,184
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024

- With the rapid growth in Guinean exports, Bauxite has become an important commodity for the dry bulk shipping segment
- In 2014, seaborne volumes made up ~5% of the combined iron ore and bauxite ton-mile demand. In 2024 however, this number increased to ~12%
- The volumes are primarily exported to China utilizing Capesize and Newcastlemax vessels. Due to port restrictions however, the large ships depend on time consuming transshipment processes that increase round voyage days and thereby vessel demand seanergy

Source: Arctic Securities Research, SIN, URSA

27

More Atlantic Basin iron ore volumes should drive further ton-mile demand from 2025

The ramp-up in Atlantic Basin iron ore volumes will all else equal absorb more than the entire orderbook



170
20
15
15
60
60
WCM
Simfer
Vargem
Capanema
S11D
Total



234
149
Incremental vessel demand
Current orderbook
~35 days RV
~105 days RV
~90 days RV

- The Simandou project in Guinea, starting up in 2025, will add a total of 120 million tons of annual production and exports capacity. Full volumes are expected in 2027
- In Brazil, Vale is increasing capacity at Vargem, Capanema and S11D by a total of 50 million tons by the end of 2026
- Even in the event these volumes replace Australian volumes, the ramp-up will have a significant positive effect on ton-mile demand growth due to the longer sailing distances involved

Source: SIN, Vale, Rio Tinto

seanergy 28

 Capesizes are highly liquid commodity shipping vessels, ensuring high precision in broker valuations  The Capesize market has historically been highly liquid with assets being sold both during stronger and softer markets  Close to 1,400 vessels have been reported sold over the past 20 years, meaning that ~5% of the fleet is sold per year on average  More than 10 vessels sold per month in both 2023 and 2024  High-quality vessels from Japanese and Korean yards (95% of Seanergy’s fleet) typically enjoy a premium and are in higher demand during both strong and soft markets  A liquid secondhand market reduces downside risk and enhances the overall quality of the company’s collateral through the ability to divest vessels in any market should there be an immediate liquidity need  1995  1996  1997  1998  1999  2000  2001  2002  2003  2004  2005  2006  2007  2008  2009  2010  2011  2012  2013  2014  2015  2016  2017  2018  2019  2020  2021  2022  2023  2024  0  500  1,000  1,500  2,000  2,500  3,000  3,500  4,000  4,500  5,000  5,500  6,000  1996  1997  1998  1999  2000  2001  2002  2003  2004  2005  2006  2007  2008  2009  2010  2011  2012  2013  2014  1995  2016  2017  2018  2019  2015  2021  2022  2023  2024  2020  Comments  Capesize sales as % of fleet  Annual Capesize sales – USDm   5.4%  Average

 The Capesize chartering market is strong, and FFAs suggest healthy rates for the foreseeable future supporting continued deleveraging  Source: SIN, FIS  Capesize spot and TC rates 2015-2025YTD  FFA curve March 2025 - 2027  2015  2016  2017  2018  2019  2020  2021  2022  2023  2024  2025  0  5,000  10,000  15,000  20,000  25,000  30,000  35,000  40,000  45,000  50,000  55,000  Capesize spot  1yr TC  2020-2024 Seanergy TCE  0  5,000  10,000  15,000  20,000  25,000  30,000  35,000  40,000  45,000  50,000  55,000  Mar 25  Apr 25  May 25  Jun 25  Q3 25  Q4 25  Cal 26  Cal 27  21,000  19,750  21,200  21,750  22,250  22,850  19,700  20,100  C5TC FFA  Pro forma cash break even

 Table of contents  1  Transaction summary  2  Company overview  3  Market outlook  4  Financial profile  R  Risk factors  A  Appendix

 USDm  2021  2022  2023  2024  Solid historical financial performance  Adj. EBITDA  #  # of vessels  %  Net loan-to-value  USDm  Debt per vessel  x  Net leverage ratio  %  Equity ratio  x  Interest coverage ratio  x  Debt service coverage ratio  2021  2022  2023  2024  2021  2022  2023  2024  2021  2022  2023  2024  2021  2022  2023  2024  2021  2022  2023  2024  2021  2022  2023  2024  10 years old Capesize value: USD ~45m  15 years old Capesize value: USD ~28m  2021  2022  2023  2  2024PF

 Significant headroom for debt servicing in cash flow  USDm  2024 cash flow waterfall  Key figures  Revenues  Cash operating expenses  Adj. EBITDA  3  Maintenance capex  5  Delta NWC  Interest payments  Debt amortization  Free cash flow  USD 98m  Adj. EBITDA,   2024  2.3x  Net leverage,   2024  5.3x  Interest coverage,   2024  1.6x  Debt service coverage, 2024  1.7x  Gross leverage reduction 2024  45%  Net LTV(PF for transaction)  47%  Secured LTV  (PF for transaction)

Attractive portfolio of secured debt at very competitive credit margins

Strong access to financing

- Seanergy has long-standing relationships with leading international shipping banks and lessors
- Bank margins have come down for the Company as its credit profile has improved over the last years and the most recent loan has a credit margin of 215bps
- As the Company has a conservative approach to leverage, Seanergy has a steep amortization profile of ~5 years, ensuring rapid and consistent deleveraging throughout the period
- In general, Seanergy has
  - a broad base of highly supportive lenders;
  - closed all recent refinancings at reduced interest margins;
  - a staggered maturity profile with no maturity walls over the next 5 years; and
  - several, both new and existing, lenders showing interest to increase their loan exposure to the Company

Secured debt maturity profile



USDm
Balloon
Amortization
2025: 41
2026: 67 (28 balloon, 39 amortization)
2027: 47 (12 balloon, 35 amortization)
2028: 31 (3 balloon, 28 amortization)
2029: 67 (45 balloon, 22 amortization)
2030: 56 (51 balloon, 5 amortization)

Diversified global banking group with average credit margin of 250bps

ALPHA BANK, AVIC INTL, Cargill, 中国华融 CHINA HUARONG, CHUGOKU BANK, DANISH SHIP FINANCE, evahline, HINODE SHIPPING CO., LTD., Piraeus, 永豐金控 SinoPac Holdings, SEPTENI

250bps
Average margin

~200bps
Margin on new business

34

 Structural deleveraging through scheduled bank debt amortizations  Notes; (1) Current debt structure pro forma adjusted for the contemplated bond issue; (2) Assuming balloon payments are refinanced and current repayment profile is maintained; (3) Gross debt less USD 114m cash pro-forma for bond issue over 2024 EBITDA, adj. including Meiship and Blueship addition; (4) Average scrap price in India, Pakistan & Bangladesh assuming USD 440/ton (SIN)  USDm  USDm  EBITDA coverage of debt service1  USD ~180m of amortization incl. refinancing of balloon payments2  2024E Pro forma IBD  2025E  2026E  2027E  Scrap value of fleet USD 235m4  Scrap value of fleet USD 235m4 + USD 114m cash pro-forma for bond issue  2028E  8  Q1 2029  Q1 2029E IBD  410  249  Net leverage3  2.3x  2.0x  1.6x  1.3x  1.2x  1.2x  10  2024 PF Adj. EBITDA  25  2025 debt service  24  2026 debt service  109  67  63  Bond  Secured Debt  Amortizations  Meiship and Blueship addition  Adj. EBITDA 2024  Interest  Amortization

Proven access to equity capital markets

USD ~230m of equity raised since 2016


USDm
26
3
21
100
75
5
229
Aug-Dec 2016
Feb-Apr 2017
May 2019
Apr-Aug 2020
Feb 2021
Dec 2023
Total

- Seanergy has proven over many years that the Company is able to weather any storm and weakness in the dry bulk market
- Since 2016, the company has raised USD ~230m of equity, reshaping the balance sheet and enabling management to build the Company gradually in the coming years

Liquid market cap and ATM capacity


Utilized capacity
Available capacity
17%
83%
USD 30m
ATM facility

- Seanergy's market capitalization is USD 145m[1], and the stock is relatively liquid with a very diverse shareholder base
- Utilizing this, the Issuer has an ATM with US investment Bank B. Riley, with a capacity of USD 25m after issuing USD 5m
- The Company will consider to utilize the ATM if needed, and could also increase capacity if further equity capital is needed in the future

Diverse and supportive shareholders

Holder	Position	% Outstanding
Longshaw Maritime Investments	2,218,949	10.6%
Stamatis Tsantanis *(CEO)*	1,892,403	9.1%
Sphinx Investment Corp	1,859,096	8.9%
Renaissance Technologies	759,100	3.6%
Millenium Management	570,330	2.7%
Two Sigma Investments	505,096	2.4%
Walleye Capital	374,635	1.8%
Goldman Sachs Group	286,978	1.4%
Stavros Gyftakis *(CFO)*	237,031	1.1%
Marshall Wace	226,712	1.1%
Christina Anagnostara *(BOD)*	212,239	1.0%
Cubist Systematic Strategies	202,375	1.0%
Morgan Stanley	156,310	0.7%
JPMorgan Chase & Co	133,360	0.7%
Insiders	***2,597,228***	***12.4%***
Total	***20,902,365***	***100.0%***

- The Company has a strong and diverse group of shareholders with a high free float and a lot of smaller investors in addition to certain high quality institutional financial investors and prominent shipowners
- Management are substantially invested in the equity with a combined ownership of approximately 12.4% of the total outstanding equity capital

Notes: (1) Market capitalization as of 26th March 2025
Source: Bloomberg

seanergy
36

 Low net LTV and good bondholder protection through leverage ratio covenant  Seanergy has a conservative LTV profile in line with its financial strategy  45% net LTV on broker values and only 38% LTV on newbuild parity values  The leverage ratio covenant in the term sheet restricts the Issuer from having a higher than 70% net debt to market value of total assets, less cash  This ratio is based on market-adjusted values of the fleet, and thus ensures that Seanergy at all times must have a minimum of +143% coverage of its net debt by market-adjusted asset values  Consolidated group net loan-to-value  Leverage ratio  USDm  USDm  Gross debt  Cash  Net debt  Broker valuations  Newbuild parity  410  45%  38%  Bond  Leases  Bank  Gross debt  Cash  Net debt  Net MV of Total assets  410  43%  Bond  Leases  Bank

 Attractive fleet of 19 Capesize and 2 Newcastlemax vessels worth USD 660m  Leading role in push for sustainable bulk shipping as the first owner to cooperate with charterers to enhance the fleet's operational and environmental performance  Attractive long-term Capesize market outlook with FFA curve leaving substantial headroom for deleveraging  Strong financial position and attractive bond structure ensuring value-backing and deleveraging for bondholders  Large NASDAQ-listed dry bulk company with proven access to equity capital markets  Summary

 Table of contents  1  Transaction summary  2  Company overview  3  Market outlook  4  Financial profile  R  Risk factors  A  Appendix

 Risk factors (1/13)  Terms with capital letters shall have the meaning set forth in this Investor Presentation or in the Term Sheet. The terms and conditions of the Bonds will be regulated by certain bond terms (the "Bond Terms").  Investing in the bonds (the “Bonds”) to be issued by Seanergy Maritime Holdings Corp. (the “Company” or the “Issuer” and together with its Subsidiaries, the “Group”) involves inherent risks. An investor should consider carefully, among other things, all information set forth in this Investor Presentation and the Term Sheet and, in particular, the specific risk factors set out below before making an investment decision. An investment in the Bonds is suitable only for investors who understand the risks associated with this type of investment and who can afford a loss of the entire investment. If any of the risks described below were to materialise, individually, cumulatively or together with other circumstances, they may have a material adverse effect on the Group’s business, financial condition, results of operations and cash flow and/or future prospects, which may affect the ability of the Issuer to make interest payments and repay the Bonds at maturity, and/or could result in a loss of all or part of any investment in the Bonds.   The risks and uncertainties described below are the material known risks and uncertainties faced by the Issuer and the Group as of the date hereof, and represent those risk factors that the Issuer believes to represent the most material risks for investors when making their investment decision in the Bonds. Additional risks not presently known and uncertainties that the Issuer currently believes are immaterial, may also have a material adverse effect on the Group's business, financial condition, results of operations and cash flow, and may cause a decline in the value of the Bonds that could result in a loss of all or part of any investment in the Bonds. The absence of negative past experience associated with a given risk factor does not mean that the risks and uncertainties described herein should not be considered prior to making an investment decision in respect of the Bonds.  The risk factors are presented in a limited number of categories, where each risk factor is sought placed in the most appropriate category based on the nature of the risk it represents. The most material risk factor in a category is presented first under that category, where the materiality has been determined based on the probability of occurrence and expected magnitude of negative impact of the risk. Subsequent risk factors in the same category are not ranked in order of the likelihood of their occurrence or the magnitude of their potential impact.  Risks Relating to the Group's Industry  Charter hire rates for dry bulk vessels are cyclical and volatile.  The Group derives substantially all of its revenues from the dry bulk charter market. The Baltic Dry Index, or the BDI, a daily average of charter rates for key dry bulk routes published by the Baltic Exchange Limited, has long been viewed as the main benchmark to monitor the movements of the dry bulk vessel charter market and the performance of the entire dry bulk shipping market and has been very volatile in recent years. In 2024, the BDI ranged from a low of 976 on December 19, 2024 to a high of 2,419 on March 18, 2024.   A downturn in the performance of the BDI could have adverse consequences for dry bulk shipping, including, decrease in available financing for vessels, no active secondhand market for the sale of vessels, decrease in demand for dry bulk vessels and limited employment opportunities, charterers seeking to renegotiate the rates for existing time charters, widespread loan covenant defaults in the dry bulk shipping industry due to the substantial decrease in vessel values and declaration of bankruptcy by some operators, charterers and vessel owners.  The degree of charter hire rate volatility among different types of dry bulk vessels has varied widely. If the Group enters into a charter when charter hire rates are low, the Group's revenues and earnings will be adversely affected and it may not be able to successfully charter the Group's vessels at rates sufficient to allow the Group to operate the Group's business profitably or meet the Group's obligations. Further, if low charter rates in the dry bulk market decline further for any significant period, this could have an adverse effect on the Group's vessel values and ability to comply with the financial covenants in the Group's loan agreements or other financing agreements.  The factors that influence demand for dry bulk shipping capacity include:  supply of and demand for energy resources, commodities, and semi-finished consumer and industrial products and the location of consumption versus the location of their regional and global exploration production or manufacturing facilities;  the globalization of production and manufacturing;  changes in interest or inflation rates;  general domestic and international political conditions or events, including disruptions and developments in international trade, trade wars, retaliatory economic measures, acts of hostility or potential, threatened, or ongoing war including between Russia and Ukraine (and related sanctions), Israel and Hamas, and China and Taiwan, the conflict between Israel and Hezbollah, the Houthi crisis in the Red Sea, the tensions between Israel and Iran, tensions between the U.S. and China, the U.S. and Panama and the U.S. and the European Union and NATO members;  natural disasters and weather;  public health threats, pandemics, epidemics, and other disease outbreaks and governmental responses thereto;  embargoes and strikes;  changes in seaborne and other transportation patterns, including the distance cargo is transported by sea; and  environmental and other legal or regulatory developments.

 Risk factors (2/13)  The Group operates in markets that have historically exhibited seasonal variations in demand and, as a result, in charter hire rates. This seasonality may result in quarter-to-quarter volatility in the Group's operating results. The dry bulk shipping market is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel schedules and supplies of certain commodities. Because most of the Group's vessels are employed on index-linked charters (or occasionally in the spot voyage market), seasonality may increase the volatility of, and materially affect, the Group's operating results and cash flows in the future.  The Group is currently almost entirely dependent on index-linked charters.   The Group currently has all of its vessels employed on time charters whose daily rates are linked to the Baltic Dry Index (“BCI”). Although none of the Group's vessels are currently operating in the spot market on a voyage basis, the Group may employ any additional vessels the Group may acquire on a spot voyage basis, or on index-linked or fixed rate time charters.  As a result, the Group's financial performance will be significantly affected by conditions in the dry bulk spot freight market or the BCI. If future spot charter rates or indices decline, the Group may be unable to operate its vessels profitably, and the Group's business, operating results, cash flows and financial condition will be significantly affected.  Historically, spot charter rates and dry bulk charter indices have been volatile as a result of the many conditions and factors that can affect the price of, supply of and demand for dry bulk capacity. The successful operation of the Group's vessels in the competitive spot charter market depends upon, among other things, fixing profitable spot voyages and minimizing time spent waiting for charters and time spent traveling unladen to pick up cargo. The spot market is very volatile, and, in the past, there have been periods when spot rates declined below the operating cost of vessels. If future spot charter rates or the BCI decline, the Group may be unable to operate its vessels trading in the spot market or the Group's BCI-linked charters profitably, or meet the Group's other obligations, including payments on indebtedness.   An oversupply of dry bulk vessel capacity may depress the current charter rates and vessel values.  The market supply of vessels generally increases with deliveries of new vessels and decreases with the recycling of older vessels, conversion of vessels to other uses, such as floating production and storage facilities, and loss of tonnage as a result of casualties. In previous years, the market supply of dry bulk vessels had increased due to the high level of new deliveries. The dry bulk newbuilding orderbook, extending up to 2028, was approximately 10.5% of the existing world dry bulk fleet as of the beginning of March 2025, according to Clarksons Research, and the orderbook may increase further in proportion to the existing fleet. An oversupply of dry bulk vessel capacity could depress the current charter rates.   If dry bulk vessel capacity increases but the demand for vessel capacity does not increase or increases at a slower rate, charter rates could materially decline, which could have a material adverse effect on the Group's business, financial condition, results of operations and cash flows.  Risk related to significant tariffs or other restrictions imposed on imports by the U.S. and related countermeasures taken by impacted foreign countries.  If significant tariffs or other restrictions are implemented on imports by the U.S. and related countermeasures are taken by impacted foreign countries, the Group's business, including operating results, cash flows and financial condition, may be adversely affected. Such tariffs and countermeasures could increase the cost of raw materials and components that the Group transports, disrupt global supply chains and create additional operational challenges. If further tariffs are imposed on a broader range of imports, or if retaliatory trade measures are enacted by affected countries, these factors could reduce demand for commodities carried by sea, result in the loss of customers and harm the Group's competitive position in key markets. Additionally, ongoing trade tensions and uncertainty regarding future trade policies could negatively impact global economic conditions and consumer confidence, further affecting the Group's business performance.

 Risk factors (3/13)  Risks related to a recent proposal by the U.S. to impose new port fees on Chinese-linked vessels and to restrict a percentage of U.S. products to being transported on U.S. vessels.  The United States Trade Representative (USTR) has recently put forward significant trade actions under Section 301 of the Trade Act of 1974 with the aim of addressing China's dominance in the maritime, logistics, and shipbuilding industries. These proposed actions, should they be enacted, have the potential to dramatically increase the port fees and overall operating expenses for ships calling at U.S. ports. Specifically, the USTR is proposing a series of service fees that would function as direct increases to port-related costs. Beyond direct fee increases, the proposed actions also encompass “restrictions on services” designed to promote the transport of U.S. goods on U.S. vessels.  The actual implementation of these proposed actions remains uncertain. The final form, scope, and effective dates of any measures that are ultimately adopted may significantly differ from the current proposals. Additionally, specifics, such as applicability to sale leaseback arrangements with Chinese leasing financiers has not been clarified. In a sale and leaseback arrangement, the Chinese leasing financiers are the registered owners of the vessels. Furthermore, retaliatory measures from China or other nations could further compound disruptions and cost increases within the global shipping industry.  In addition to direct port fee increases, retaliatory actions by China or other countries could indirectly impact port-related costs. For example, China could impose retaliatory port fees or restrictions on vessels of non-Chinese origin calling at Chinese ports, which could disrupt global shipping patterns and potentially increase congestion and costs at ports worldwide, including U.S. ports.  Of the 21 vessels the Group operates, one was constructed in China. However, the Group has entered into and may further enter in the future into sale and leaseback transactions with Chinese financial institutions. Additionally, the Group may enter into contracts for the purchase of secondhand vessels constructed in China or shipbuilding contracts for newbuildings constructed in Chinese shipyards. Given the potential magnitude of these proposed port-related fees and the many uncertainties surrounding their implementation, it is not possible at this time to fully predict the ultimate financial impact. However, if measures similar to those that have been proposed are implemented, port fees for the Group's vessels or vessels it charters and the Group's operating costs for voyages calling at U.S. ports could materially increase. Even though port fees are typically borne by the charterer, if port fees are assessed due to the Group's ownership of the relevant vessel, it is possible that charterers may demand that the Group bears these costs or otherwise reduce the applicable charter rate. This, in turn, could significantly reduce the Group's profitability, negatively impact the Group's ability to compete effectively, and materially and adversely affect the Group's operations and financial results.   Risks associated with operating ocean-going vessels could affect the Group's business and reputation, which could adversely affect the Group's revenues and expenses.  The operation of an ocean-going vessel carries inherent risks. These risks include the possibility of:  crew strikes and/or boycotts;  acts of God;  damage to or destruction of vessels due to marine disaster;  terrorism, piracy or other detentions;  environmental accidents;  cargo and property losses or damage; and  business interruptions caused by mechanical failure, grounding, fire, explosions and collisions, human error, war, political action in various countries, labor strikes, epidemics or pandemics or adverse weather conditions and other circumstances or events.  Any of these circumstances or events could increase the Group's costs or lower the Group's revenues. Such circumstances could result in death or injury to persons, loss of property or environmental damage, delays in the delivery of cargo, loss of revenues from or termination of charter contracts, governmental fines, penalties or restrictions on conducting business, litigation with the Group's employees, customers or third parties, higher insurance rates, and damage to the Group's reputation and customer relationships generally, market disruptions, delays and rerouting and could also subject the Group to litigation. Epidemics and other public health incidents may also lead to crew member illness, which can disrupt the operations of the Group's vessels, or result in the imposition of public health measures, which may prevent the Group's vessels from calling on ports or discharging cargo in the affected areas or in other locations after having visited the affected areas. Furthermore, the involvement of the Group's vessels and other vessels the Group may acquire in an environmental disaster may harm the Group's reputation as a safe and reliable vessel owner and operator.   The operation of dry bulk vessels has certain unique risks. With a dry bulk vessel, the cargo itself and its interaction with the vessel can be an operational risk. By their nature, dry bulk cargoes are often heavy, dense, easily shifted, and react badly to water exposure. In addition, dry bulk vessels are often subjected to battering treatment during discharging operations with grabs, jackhammers (to pry encrusted cargoes out of the hold) and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to treatment during discharging procedures may affect a vessel’s seaworthiness while at sea. Hull fractures in dry bulk vessels may lead to the flooding of the vessels’ holds. If a dry bulk vessel suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel’s bulkheads, leading to the loss of a vessel. If the Group is unable to adequately maintain the Group's vessels, the Group may be unable to prevent these events.   Any of these circumstances or events could negatively impact the Group's business, financial condition, and results of operations. In addition, the loss of a vessel could harm the Group's reputation as a safe and reliable vessel owner and operator.

 Risk factors (4/13)  Climate change and greenhouse gas restrictions may be imposed.  Due to concern over the risk of climate change, several countries and the International Maritime Organisation (“IMO”), have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, the adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. In July 2023, the IMO adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships with enhanced targets to tackle harmful emissions and, which identifies “levels of ambition” towards reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through the implementation of further phases of EEDI for new ships; (2) reducing carbon dioxide emissions per transport work as an average across international shipping by at least 40% by 2030 compared to 2008 emission levels; and (3) pursuing net-zero greenhouse gas emissions by or around 2050 while pursuing efforts towards phasing them out entirely. These regulations and any additional regulations addressing similar goals could cause the Group to incur additional substantial expenses and could have a material adverse effect on the Group's business, operating results, cash flows and financial condition. Compliance with changes in laws, regulations and obligations relating to climate change could increase the Group's costs related to operating and maintaining its vessels and require the Group to install new emission controls, acquire allowances or pay taxes related to the Group's greenhouse gas emissions, or administer and manage a greenhouse gas emissions program.   Since January 1, 2020, IMO regulations have required vessels to comply with a global cap on the sulfur in fuel oil used on board of 0.5%, down from the previous cap of 3.5%. Compliance with this regulation is achieved by using 0.5% sulfur fuels on board; installing “scrubbers” for cleaning of the exhaust gas; or retrofitting vessels to be powered by liquefied natural gas. On a fully delivered basis nine of the Group's vessels currently have scrubbers installed, while the remaining twelve vessels in the Group's fleet comply by burning low sulfur fuel (0.5% or 0.1%). Costs of compliance with these regulatory changes for the Group's non-scrubber vessels or any non-scrubber vessels the Group may acquire may be significant and may have a material adverse effect on the Group's future performance, results of operations, cash flows, and financial position. However, due to the fact that Mediterranean Sea will become a 0.1% sulfur emission control area by May 1, 2025, the Group may consider installing scrubbers in the rest or some of its vessels, if such investment is deemed beneficial. Costs of ongoing compliance may have a material adverse effect on the Group's future performance, results of operations, cash flows and financial position.  Furthermore, on January 1, 2024, the EU Emissions Trading Scheme (the “ETS”) for ships sailing into and out of EU ports came into effect, and the FuelEU Maritime Regulation came into effect on January 1, 2025. The ETS applies gradually over the period from 2024 to 2026. 40% of allowances would have to be surrendered in 2025 for the year 2024; 70% of allowances would have to be surrendered in 2026 for the year 2025; and 100% of allowances would have to be surrendered in 2027 for the year 2026. Compliance is on a Groupwide (rather than per ship) basis and “shipping company” is defined widely to capture both the ship owner and any contractually appointed commercial operator/ship manager/bareboat charterer who assumes all duties and responsibilities for the ship under the ISM Code, as well as the responsibility for full compliance under the ETS. The cap under the ETS would be set by taking into account EU MRV system emissions data for the years 2018 and 2019, adjusted, from year 2021 and is to capture 100% of the emissions from intra-EU maritime voyages; 100% of emissions from ships at berth in EU ports and 50% of emissions from voyages which start or end at EU ports (but the other destination is outside the EU). Furthermore, the newly passed EU Directive 2023/959 makes clear that all maritime allowances would be auctioned and there will be no free allocation. 78.4 million emissions allowances are to be allocated specifically to the maritime industry. If the Group does not have allowances, it will be forced to purchase allowances from the market, which can be costly. The cost of future compliance and of the Group's future EU emissions and costs to purchase an allowance for emissions (if the Group must purchase in order to comply) are unknown and difficult to predict, and are based on a number of factors, including the size of the Group's fleet, the Group's trips within and to and from the EU, and the prevailing cost of allowances.  Additionally, on July 25, 2023, the European Council of the European Union adopted the Fuel EU Maritime Regulation 2023/1805 (“FuelEU”) under the FuelEU Initiative of its “Fit-for-55” package which sets limitations on the acceptable yearly greenhouse gas intensity of the energy used by covered vessels. Among other things, FuelEU requires that greenhouse gas intensity of fuel used by covered vessels is reduced by 2% starting January 1, 2025, with additional reductions contemplated every five years (up to 80% by 2050). Shipping companies may enter into pooling mechanisms with other shipping companies in order to achieve compliance, bank surplus emissions and borrow compliance balances from future years. A FuelEU Document of Compliance is required to be kept on board a vessel to show compliance by June 30, 2026. Both the ETS and FuelEU schemes have significant impacts on the management of the vessels calling to EU ports, by increasing the complexity and monitoring of, and costs associated with the operation of vessels and affecting the relationships with the Group's time charterers.  Adverse consequences of climate change, including growing public concern about the environmental impact of climate change, may also adversely affect demand for the Group's services. For example, increased regulation of greenhouse gases or other concerns relating to climate change may reduce the demand for coal in the future, one of the primary cargoes carried by the Group's vessels. In addition, the physical effects of climate change, including changes in weather patterns, extreme weather events, rising sea levels, and scarcity of water resources, may negatively impact the Group's operations. Any long-term economic consequences of climate change could have a significant financial and operational adverse impact on the Group's business.  The Group may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to the sulfur cap on marine fuels, air emissions including greenhouse gases, the management of ballast water, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of the Group's ability to address pollution incidents. These costs could have a material adverse effect on the Group's business, results of operations, cash flows and financial condition and the Group's available cash. Because such conventions, laws and regulations are often revised, the Group cannot predict the ultimate cost of complying with such conventions, laws and regulations or the impact thereof on the resale price or useful life of vessels the Group may acquire in the future.

 Risk factors (5/13)  The Group's vessels may call on ports located in or may operate in countries that are subject to restrictions or sanctions imposed by the United States, the European Union or other governments.  The Group's vessels may call in the future on ports located in countries subject at that time to comprehensive sanctions and embargoes imposed by the U.S. government or countries identified by the U.S. government or other authorities as state sponsors of terrorism. on the Group's charterers’ instructions subject to any applicable insurance arrangements and prior approvals, if required. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time.  Due to the nature of the Group's business and the evolving nature of the foregoing sanctions and embargo laws and regulations, there can be no assurance that the Group will be in compliance at all times in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact the Group's ability to access capital markets and conduct the Group's business. Moreover, the Group's charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve the Group or the Group's vessels, and those violations could in turn negatively affect the Group's reputation. In addition, the Group's reputation and the market for the Group's securities may be adversely affected if the Group engages in certain other activities, such as entering into charters with individuals or entities in countries subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries, or engaging in operations associated with those countries pursuant to contracts with third parties that are unrelated to those countries or entities controlled by their governments.  Risk related to any of the Group's vessels fails to maintain its class certification or fails any annual survey, intermediate survey, or special survey, or if any scheduled class survey takes longer or is more expensive than anticipated.  The hull and machinery of every commercial vessel must be certified by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS.  A vessel must undergo annual, intermediate and special surveys. The vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. At the beginning, during and at the end of this cycle, every vessel is required to undergo inspection of her underwater parts that usually includes dry-docking. These surveys and dry-dockings can be costly and can result in delays in returning a vessel to operation.  If any vessel does not maintain its class, the vessel will not be allowed to carry cargo between ports and cannot be employed or insured. Any such inability to carry cargo or be employed, or any related violation of the covenants under the Group's loans or other financing agreements, could have a material adverse impact on the Group's financial condition and results of operations.  Risk related to seafarers covered by industry-wide collective bargaining agreements.  The Group employs a large number of seafarers. All the seafarers employed on the vessels in the Group's fleet are covered by industry-wide collective bargaining agreements that set minimum standards in wages and labor conditions. the Group cannot assure you that these agreements will be renewed as necessary or will prevent labor interruptions. Any labor interruptions could disrupt the Group's operations and harm the Group's financial performance.  Maritime claimants could arrest or attach one or more of the Group's vessels, which could interrupt the Group's cash flows.  Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of the Group's vessels could interrupt the Group's cash flow and require the Group to pay large sums of funds to have the arrest lifted, which would have a material adverse effect on the Group's financial condition and results of operations.  In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel that is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one of the Group's vessels for claims relating to another of the Group's vessels.

 Risk factors (6/13)  Risks Relating to the Group  Risks related to a decrease in the market values of the Group's vessels.  The fair market values of the Group's vessels are related to prevailing freight charter rates. While the fair market value of vessels and the freight charter market have a very close relationship as the charter market moves from trough to peak, the time lag between the effect of charter rates on market values of ships can vary. A decrease in the market value of the Group's vessels could require the Group to raise additional capital in order to remain compliant with the Group's loan covenants or the covenants in the other financing agreements and could result in the loss of the Group's vessels (including, through foreclosure by the Group's lenders and lessors) and adversely affect the Group's earnings and financial condition.  The market value of dry bulk vessels, and Capesize dry bulk carriers in particular, has historically exhibited great volatility. From 2010 until today, the standard 182,000 dwt Capesize yard resale prices have fluctuated from $35.0 million in March 2016 to $77.0 million in May 2024. The fair market value of the Group's vessels is dependent on several factors, including:  general economic and market conditions affecting the shipping industry, including changes in global dry cargo commodity supply;  prevailing levels of charter rates;  competition from other shipping companies;  sophistication, type, size, age, lifetime maintenance record and condition of the vessels;  advances in efficiency and technology, such as introduction of autonomous vessels;  where the vessel was built and as-built specifications and subsequent modifications and improvements;  supply and demand for vessels (which will be affected by, inter alia, number of newbuildings, costs to order and construct a new vessel, number of vessels scrapped or otherwise removed from the world fleet);  the scrap value of vessels;  decreased costs and increases in use of other modes of transportation;  cost of secondhand vessel acquisitions;  governmental and other regulations, including environmental regulations;  ability of buyers to access financing and capital; and  the cost of retrofitting or modifying existing ships to respond to technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, or otherwise.  The Group may be unable to obtain financing for vessels it may acquire in the future.  The Group can offer no assurance that the Group will be able to obtain the necessary financing either for the purchase options or obligations under the Group's financing arrangements within 2025, or for the acquisition of any vessels it may agree to acquire in the future, on attractive terms or at all. If financing is not available when needed, or is available only on unfavorable terms, the Group may be unable to meet its purchase price payment obligations and complete the acquisition of such vessels and expand the size of the Group's fleet. If the Group fails to fulfill its commitments thereunder, due to an inability to obtain financing or otherwise, the Group may also be liable for damages for breach of contract. The Group's failure to obtain the funds for these capital expenditures could have a material adverse effect on the Group's business, results of operations, financial conditions, and cash flows.  If the vessels the Group may acquire (either secondhand or newbuilding) in the future are not delivered on time or are delivered with significant defects, the Group's earnings and financial condition could suffer.  The Group has historically expanded its fleet through the acquisition of secondhand vessels and may acquire additional vessels in the future, either secondhand or newbuilding. A delay in the delivery of any vessels to the Group, the failure of the contract counterparty to deliver a vessel at all, or the Group not taking delivery of a vessel could cause the Group to breach the Group's obligations under the acquisition or newbuilding contract or under a related time charter and become liable for damages for breach of contract or could otherwise adversely affect the Group's financial condition and results of operations. In cases where the fault lies with the contract counterparty, the Group would be entitled to compensation, but the amount and timing of payment of such compensation is uncertain. In addition, the delivery of any vessel with substantial defects could have similar consequences and, although the Group intend to inspect the condition of the vessels pre-acquisition, there is no assurance that the Group will be able to identify such defects. Any of these circumstances or events could have a material adverse effect on the Group's business, operating results, cash flows and financial condition.

 Risk factors (7/13)  Substantial debt levels could limit the Group's flexibility to obtain additional financing and pursue other business opportunities.  As of December 31, 2024, the Group had $261.5 million in debt outstanding across the Group's loan facilities and sale and leaseback transactions. Moreover, the Group anticipates that it will incur future indebtedness in connection with the acquisition of additional vessels, although there can be no assurance that it will be successful in identifying further vessels or securing such debt financing. Significant levels of debt could have important consequences, including the following:  the Group's ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired, or such financing may be unavailable on favorable terms, or at all;  the Group may need to use a substantial portion of the Group's cash from operations to make principal and interest payments on the Group's debt and financing liabilities, reducing the funds that would otherwise be available for operations and future business opportunities;  the Group's debt level could make it more vulnerable to competitive pressures or a downturn in the Group's business or the economy generally than the Group's competitors with less debt; and  the Group's debt level may limit the Group's flexibility in responding to changing business and economic conditions.  The Group's ability to service the Group's indebtedness will depend upon, among other things, the Group's future financial and operating performance. If the value of the Group's vessels does not sufficiently serve as a security for the Group's lenders, or if the Group's operating income is not sufficient to service its indebtedness, the Group will be forced to take actions, such as reducing or delaying the Group's business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing the Group's debt or seeking additional equity capital. The Group may not be able to effect any of these remedies on satisfactory terms, or at all. In addition, a lack of liquidity in the debt and equity markets could hinder the Group's ability to refinance the Group's debt or obtain additional financing on favorable terms in the future.   The Group's loan agreements and other financing arrangements contain, and the Group expects that other future loan agreements and financing arrangements will contain, restrictive covenants that may limit the Group's liquidity and corporate activities.   The Group's loan agreements and other financial arrangements contain, and the Group expects that other future loan agreements and financing arrangements will contain, customary covenants and event of default clauses, financial covenants, restrictive covenants and performance requirements, which may affect operational and financial flexibility. Such restrictions could affect, and in many respects limit or prohibit, among other things, incur additional indebtedness, create liens, sell assets, or engage in mergers or acquisitions. These restrictions could limit the Group's ability to plan for or react to market conditions or meet extraordinary capital needs or otherwise restrict corporate activities. There can be no assurance that such restrictions will not adversely affect the Group's ability to finance the Group's future operations or capital needs.  A failure by the Group to meet the Group's payment and other obligations, including the Group's financial covenants and any security coverage requirements, could lead to defaults under the Group's financing arrangements. In the event of a default that the Group the Group cannot remedy, the Group's lenders and other financing counterparties could then accelerate their indebtedness and foreclose on the respective vessels in the Group's fleet. The loss of any of the Group's vessels could have a material adverse effect on the Group's business, results of operations and financial condition.  Because of the presence of cross-default provisions in the Group's loan agreements and financing agreements, a default by the Group under a loan or financing agreement and the refusal of any lender or financing counterparty to grant or extend a waiver could result in the acceleration of the Group's indebtedness under the Group's other loans and financing agreements.   The Group depends on officers and directors who are associated with United Maritime Corporation (“United”), of the Republic of the Marshall Islands, being the Issuer’s spin-off company, which may create conflicts of interest.  The Group's officers and directors have fiduciary duties to manage the Group's business in a manner beneficial to the Group. However, Stamatios Tsantanis, who serves as the Group's Chairman and Chief Executive Officer, is also the Chairman and Chief Executive Officer of United. In addition, Stavros Gyftakis, who serves as the Group's Chief Financial Officer, is the Chief Financial Officer and a director of United. Christina Anagnostara and Ioannis Kartsonas, who serve as independent directors for the Group, also serve as independent directors of United. These officers and directors have fiduciary duties and responsibilities to manage the business of United in a manner beneficial to it and may have conflicts of interest in matters involving or affecting the Group and the Group's customers, or when faced with decisions that could have different implications for United than they do for the Group. The resolution of these potential conflicts may not always be in the Group's best interest and could have a material adverse effect on the Group's business, results of operations, cash flows, and financial condition.

 Risk factors (8/13)  If the Group fails to manage the Group's planned growth properly, the Group may not be able to successfully expand the Group's market share.  The Group's fleet currently consists of 19 Capesize vessels and two Newcastlemax dry bulk vessels. Moreover, the Group may acquire additional vessels in the future. The Group's ability to manage the Group's growth will primarily depend on the Group's ability to:  generate excess cash flow so that the Group can invest without jeopardizing the Group's ability to cover current and foreseeable working capital needs, including debt service;  finance the Group's operations;  locate and acquire suitable vessels (including identifying joint ventures);  integrate any acquired businesses or vessels successfully with the Group's existing operations; and  expand the Group's customer base.  Growing any business by acquisitions presents numerous risks such as obtaining acquisition financing on acceptable terms or at all, undisclosed liabilities and obligations, difficulty in obtaining additional qualified personnel, managing relationships with customers and suppliers and integrating newly acquired operations into existing infrastructures. The Group may not be successful in executing the Group's growth plans and the Group may incur significant additional expenses and losses in connection therewith, which will impact the financial condition of the Group negatively.  Vessel aging, and purchasing and operating secondhand vessels, such as the Group's current fleet, may result in increased operating costs and vessel off-hire, which could adversely affect the Group's financial condition and results of operations.  All of the vessels in the Group's fleet are secondhand vessels. The Group's inspection of these or other secondhand vessels the Group may acquire prior to purchase does not provide the Group with the same knowledge about their condition and the cost of any required or anticipated repairs that the Group would have had if these vessels had been built for and operated exclusively by the Group.   As the vessels in the Group's fleet or other secondhand vessels the Group may acquire age, they may become less fuel efficient and costlier to maintain and will not be as advanced as recently constructed vessels due to improvements in design, technology and engineering, including improvements required to comply with government regulations. Rates for cargo insurance, paid by charterers, also increase with the age of a vessel, making older vessels less desirable to charterers, which could result in the lower utilization and, therefore, lower revenues.  In addition, charterers actively discriminate against hiring older vessels. Rightship, the ship vetting service founded by Rio Tinto and BHP-Billiton, has become a major vetting service in the dry bulk shipping industry, which ranks the suitability of vessels based on a scale of one to five stars. There are carriers that may not charter a vessel that Rightship has vetted with fewer than three stars. Therefore, a potentially deteriorated star rating for the Group's vessels may affect their commercial operation and profitability and vessels in the Group's fleet with lower ratings may experience challenges in securing charters. Effective as of January 1, 2018, Rightship’s age trigger for a dry cargo inspection for vessels over 8,000 dwt changed from 18 years to 14 years, after which an annual acceptable Rightship inspection will be required. Rightship may downgrade any vessel over 18 years of age that has not completed a satisfactory inspection by Rightship, in the same manner as any other vessel over 14 years of age, to two stars, which significantly decreases its chances of entering into a charter. Fifteen, five and one vessels in the Group's operating fleet have three, four and five-star risk ratings from Rightship, respectively.  Governmental regulations and safety or other equipment standards related to the age or condition of vessels may require expenditures for alterations, or the addition of new equipment, to the Group's vessels and may restrict the type of activities in which the vessels may engage. As the Group's vessels age, market conditions may not justify those expenditures or enable the Group to operate the Group's vessels profitably during the remainder of their useful lives.  In addition, unless the Group maintains cash reserves for vessel replacement, it may be unable to replace the vessels in the Group's fleet upon the expiration of their useful lives. The Group estimates the useful life of the Group's vessels to be 25 years from the date of initial delivery from the shipyard. The current age of the Group's fleet is approximately 13.8 years. If the Group is unable to replace the vessels in the Group's fleet upon the expiration of their useful lives, the Group's business, financial condition and results of operations will be materially adversely affected.   Volatility of SOFR and potential changes of the use of SOFR as a benchmark could affect the Group's profitability, earnings, and cash flow.  The majority of the Group's loan and sale and leaseback agreements bear floating rate interest linked either to the Secured Overnight Financing Rate (“SOFR”) or Term SOFR. An increase in the SOFR, would affect the amount of interest payable under the Group's existing debt, which, in turn, could have an adverse effect on the Group's financial condition.   In order to manage any future exposure to interest rate fluctuations, the Group may from time-to-time use interest rate derivatives to effectively fix any floating rate debt obligations. No assurance can, however, be given that the use of these derivative instruments, if any, may effectively protect the Group from adverse interest rate movements. The use of interest rate derivatives may affect the Group's results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require the Group to post cash as collateral, which may impact the Group's free cash position, and have the potential to cause the Group to breach covenants in its loan agreements that require maintenance of certain financial positions and ratios.

 Risk factors (9/13)  The Group may not be able to attract and retain crew, key management personnel and other employees in the shipping industry, and higher crew costs may have a negative impact on the financial condition of the Group.  The Group's success will depend to a significant extent upon the abilities and efforts of the Group's management team, including the Group's ability to retain key members of the Group's management team and the ability of the Group's management to recruit and hire suitable employees. The loss of any of these individuals could adversely affect the Group's business prospects and financial condition. Difficulty in hiring and retaining personnel could adversely affect the Group's business and results of operations.  Crew costs are and is anticipated to continue to be a major expense for the Group. The growing global shipping fleet has led to higher demand for highly skilled and qualified crew, driving crewing costs upward. If the Group is unable to raise its rates accordingly, these rising costs could negatively impact the Group's profitability.  The Group is exposed to U.S. dollar and foreign currency fluctuations and devaluations that could harm the Group's reported revenue and results of operations.  The Group generates all of its revenues and incur the majority of its operating expenses in U.S. dollars, but the Group currently incur many of its general and administration expenses in currencies other than U.S. dollars, primarily Euro. Because such portion of the Group's expenses is incurred in currencies other than U.S. dollars, the Group's expenses may from time to time increase relative to the Group's revenues as a result of fluctuations in exchange rates, particularly between U.S. dollar and Euro, which could affect the amount of net income that the Group reports in future periods. The Group may use financial derivatives to operationally hedge some of the Group's currency exposure. The Group's use of financial derivatives involves certain risks, including the risk that losses on a hedged position could exceed the nominal amount invested in the instrument and the risk that the counterparty to the derivative transaction may be unable or unwilling to satisfy its contractual obligations, which could have an adverse effect on the Group's results.  The Issuer is a holding company and it depends on the ability of its subsidiaries to distribute funds to the Issuer in order to satisfy financial obligations.  The Issuer is a holding company and the Issuer's subsidiaries conduct all of the Group's operations and own all of the Group's operating assets. The Issuer has no significant assets other than the equity interests in the Issuer's wholly owned subsidiaries. If the Issuer is unable to obtain funds from its subsidiaries, the Issuer may not be able to satisfy the Issuer's financial obligations.  In addition to its earnings, financial condition, cash requirements and availability, the ability of a subsidiary to make distributions to the Issuer could be affected by the covenants in the Group's current and future loan agreements or other financing arrangements, a claim or other action by a third party, including a creditor, and the laws of its country of incorporation.   In the highly competitive international shipping industry, the Group may not be able to compete for charters with new entrants or established companies with greater resources.  The Group operates in a highly competitive market that is capital intensive and highly fragmented. Competition arises primarily from other independent and state-owned dry bulk vessel owners, some of whom may have substantially greater resources than the Group does. Competition for the transportation of dry bulk cargoes by sea is intense and depends on price, location, size, age, condition and the acceptability of the vessel and its operators to the charterers. Due in part to the highly fragmented market, competitors with greater resources could enter the dry bulk shipping industry and operate larger fleets through consolidations or acquisitions and may be able to offer lower charter rates and higher quality vessels than the Group is able to offer.   The Group is currently subject to litigation and the Group may be subject to similar or other legal proceedings in the future.  From time to time, the Group may be involved in legal proceedings which may include shareholder litigation, contract claims, regulatory matters, other claims associated with our operations, as well as other legal proceedings arising in the ordinary course of business. In March 2024, a shareholder filed a lawsuit in the High Court of the Republic of the Marshall Islands against the Issuer and the Issuer’s board, which was dismissed in October 2024 on multiple grounds. The plaintiff has appealed the dismissal. While the Issuer believes it has substantial defenses to this appeal, the Issuer cannot predict its ultimate outcome.  Legal proceedings, regardless of merit, can be time-consuming, costly, and divert management’s attention from strategic priorities. Any unfavorable ruling or settlement could result in financial obligations, reputational impact, or regulatory considerations. While the Group maintains insurance coverage where applicable, subject to customary deductibles, there is no guarantee it will be applicable or sufficiently cover litigation costs or potential liabilities.  The Group do not expect any current legal matters to have a material adverse effect on the Group. However, future legal proceedings could arise that may have a material adverse effect on the Group’s financial condition, operations, or business strategy.

 Risk factors (10/13)  The shipping industry has inherent operational risks that may not be adequately covered by the Group's insurances.   The Group procures insurance for the Group's fleet against risks commonly insured against by vessel owners and operators. The Group may not be adequately insured against all risks or the Group's insurers may not pay a particular claim. Even if the Group's insurance coverage is adequate to cover the Group's losses, the Group may not be able to timely obtain a replacement vessel in the event of a loss. Furthermore, in the future, the Group may not be able to obtain adequate insurance coverage at reasonable rates for the Group's fleet. The Group's insurance policies also contain deductibles, limitations and exclusions which, although the Group believes are standard in the shipping industry, may nevertheless increase the Group's costs. If the Group's insurances are not enough to cover claims that may arise, the deficiency may have a material adverse effect on the Group's financial condition and results of operations.   The Group has been and may in the future be retrospectively subject to calls, or premiums, in amounts based not only on the Group's own claim records but also the claim records of all other members of the protection and indemnity associations through which the Group receive indemnity insurance coverage for tort liability, including pollution-related liability.  Failure to comply with the U.S. Foreign Corrupt Practices Act of 1977, or FCPA, could result in fines, criminal penalties, and an adverse effect on the Group's business.  The Group operates throughout the world, including countries with a reputation for corruption. The Group is committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the FCPA. The Group is subject, however, to the risk that the Group, the Group's affiliated entities or the Group's or their respective officers, directors, employees and agents may take action determined to be in violation of such anti-corruption laws, including the FCPA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect the Group's business, results of operations or financial condition. In addition, actual or alleged violations could damage the Group's reputation and ability to do business.   The Group partly depend on third-party technical, crew and commercial managers for technical, crew and commercial management of the Group's ships.   Seanergy Shipmanagement Corp., or Seanergy Shipmanagement, the Group's wholly owned ship management subsidiary, provides technical management services to the majority of the vessels in the Group's fleet. In addition, Seanergy Shipmanagement may undertake the technical management for the remaining vessels of the Group's fleet in the future.   Moreover, the Group also depend on third-party technical, crew and commercial managers. The Group's operational success partly depends upon such third-party providers. If the Group's management agreements with any of these third parties were to be terminated or if their terms were to be altered, the Group's business could be adversely affected, as the Group may not be able to immediately replace such services, and even if replacement services were immediately available, the terms offered could be less favorable than those under the Group's existing management agreements. The failure of the Group's third-party managers to perform their obligations satisfactorily could have a material adverse effect on the Group's business, financial condition and results of operations.   In addition, the Group's ability to compete for and enter into new period time and spot charters and to expand the Group's relationships with the Group's existing charterers depends significantly on the Group's relationship with the Group's third-party commercial manager, Fidelity Marine Inc. or Fidelity. If Fidelity fails to perform its obligations, it may harm the Group's ability to renew existing charters upon their expiration, obtain new charters, and maintain satisfactory relationships with the Group's charterers and suppliers.  The Group may have to pay tax on U.S. source income, which would reduce the Group's earnings.  Under the Code, 50% of the gross shipping income of a vessel-owning or chartering corporation, such as the Group and the Group's subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States, exclusive of certain U.S. territories and possessions, or “U.S. source gross shipping income” may be subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the applicable Treasury Regulations promulgated thereunder.  The Group believes that it qualifies for exemption from the 4% tax under Section 883 of the Code for the Group's 2024 taxable year. However, there are factual circumstances beyond the Group's control that could cause the Group not to have the benefit of the tax exemption under Section 883 in 2025 or future years and thereby cause the Group to become subject to U.S. federal income tax on the Group's U.S. source shipping income. For example, there is a risk that the Group could fail to qualify for exemption under Section 883 of the Code for a particular taxable year if “non-qualified” shareholders with a five percent or greater interest in the Group's common shares were, in combination with each other, to own 50% or more of the Group's outstanding common shares on more than half the days during the taxable year.   Because the availability of the exemption depends on factual circumstances beyond the Group's control, the Group can give no assurances on its tax-exempt status or that of any of the Group's subsidiaries for the Group's 2025 or subsequent taxable years. If the Group or the Group's subsidiaries are not entitled to exemption under Section 883, the Group or the Group's subsidiaries will be subject to the 4% U.S. federal income tax on 50% of any shipping income such companies derive that is attributable to the transport of cargoes to or from the United States. This tax is a cost, which, if unreimbursed, has a negative effect on the Group's business and results in decreased earnings.

 Risk factors (11/13)  The Group may be subject to tax in the jurisdictions in which the Group or the Group's vessel-owning or management subsidiaries are incorporated or operate.  In addition to the tax consequences discussed herein, the Group may be subject to tax in one or more other jurisdictions where the Group’s companies are incorporated or conduct activities. The Group is subject to a corporate flat rate tax for the Group's subsidiaries in Malta for the period from January 1, 2024 to December 31, 2024 and could be subject to additional taxation in the future in Malta or other jurisdictions where the Group's subsidiaries are incorporated or do business. The amount of any such tax imposed upon the Group's operations or on the Group's subsidiaries’ operations may be material and could have an adverse effect on the Group's earnings.  The Group conducts business in China, where the legal system is not fully developed and has inherent uncertainties that could limit the legal protections available to the Group.  The Group's vessels may be chartered to Chinese customers and from time to time on the Group's charterers’ instructions, the Group's vessels and other vessels the Group may acquire may call on Chinese ports. Such charters and voyages may be subject to regulations in China that may require the Group to incur new or additional compliance or other administrative costs and may require that the Group pay to the Chinese government new taxes or other fees. Applicable laws and regulations in China may not be well publicized and may not be known to the Group or the Group's charterers in advance of the Group or the Group's charterers becoming subject to them, and the implementation of such laws and regulations may be inconsistent. Changes in Chinese laws and regulations, including with regards to tax matters, or changes in their implementation by local authorities, could affect the Group's vessels and other vessels the Group may acquire if chartered to Chinese customers as well as the Group's vessels and other vessels the Group may acquire calling to Chinese ports and could have a material adverse impact on the Group's business, financial conditions and results of operations.  Changing laws and evolving reporting requirements could have an adverse effect on the Group's business.  Changing laws, regulations and standards relating to reporting requirements, including the European Union General Data Protection Regulation, or GDPR, which related to the collection, use, retention, security, processing and transfer of personally identifiable information about the Group's customers and employees, may create additional compliance requirements for us. To maintain high standards of corporate governance and public disclosure, the Group has invested in, and continue to invest in, reasonably necessary resources to comply with evolving standards.  GDPR broadens the scope of personal privacy laws to protect the rights of European Union citizens and requires organizations to report on data breaches within 72 hours and be bound by more stringent rules for obtaining the consent of individuals on how their data can be used. Non-compliance with GDPR or other data privacy laws may expose entities to significant fines or other regulatory claims which could have an adverse effect on the Group's business, and results of operations.  A cyber-attack could materially disrupt the Group's business.  The Group relies on information technology systems and networks in the Group's operations and administration of the Group's business. Information systems are vulnerable to security breaches by computer hackers and cyber terrorists. The safety and security of the Group's vessels as well as the Group's business operations could be targeted by individuals or groups seeking to sabotage or disrupt the Group's information technology systems and networks, or to steal data. Despite the Group's cybersecurity measures, a successful cyber-attack, including as a result of spam, targeted phishing type emails and ransomware attacks, or other breaches of or significant interruption or failure of the Group's information technology systems, could materially disrupt the Group's operations and their safety, or lead to unauthorized release of information or alteration of information in the Group's systems. Any such attack or other breach of or significant interruption or failure of the Group's information technology systems could have a material adverse effect on the Group's business and results of operations. In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt the Group's business and could result in decreased performance and increased operating costs, causing the Group's business and results of operations to suffer.  The smuggling of drugs or other contraband onto the Group's vessels may lead to governmental claims against us.  The Group's vessels may call in ports in South America and other areas where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. Under some jurisdictions, vessels used for the conveyance of illegal drugs could subject such vessels to forfeiture to the government of these jurisdictions. To the extent the Group's vessels are found with contraband, whether inside or attached to the hull of the Group's vessels and whether with or without the knowledge of any member of the Group's crew, the Group may face reputational damage and governmental or other regulatory claims or penalties which could have an adverse effect on the Group's business, results of operations, cash flows and financial condition.  The international nature of the Group's operations may make the outcome of any potential bankruptcy proceedings difficult to predict.  The Marshall Islands has passed an act implementing the U.N. Commission on Internal Trade Law (UNCITRAL) Model Law on Cross-Border Insolvency, or the Model Law. The adoption of the Model Law is intended to implement effective mechanisms for dealing with issues related to cross-border insolvency proceedings and encourages cooperation and coordination between jurisdictions. Notably, the Model Law does not alter the substantive insolvency laws of any jurisdiction and does not create a bankruptcy code in the Marshall Islands. Instead, the Act allows for the recognition by the Marshall Islands of foreign insolvency proceedings, the provision of foreign creditors with access to courts in the Marshall Islands, and the cooperation with foreign courts. Consequently, in the event of any bankruptcy, insolvency or similar proceedings involving the Group or one of the Group's subsidiaries, bankruptcy laws other than those of the United States could apply. The Group has limited operations in the United States. If the Group becomes a debtor under the United States bankruptcy laws, bankruptcy courts in the United States may seek to assert jurisdiction over all of the Group's assets, wherever located, including property situated in other countries. There can be no assurance, however, that the Group would become a debtor in the United States or that a United States bankruptcy court would be entitled to, or accept, jurisdiction over such bankruptcy case or that courts in other countries that have jurisdiction over the Group and the Group's operations would recognize a United States bankruptcy court’s jurisdiction if any other bankruptcy court would determine it had jurisdiction.

 Risk factors (12/13)  Risk related to the Group's operations may be subject to economic substance requirements.  The Council of the European Union, or the Council, routinely publishes a list of “non-cooperative jurisdictions” for tax purposes, which includes countries that the Council believes need to improve their legal framework and to work towards compliance with international standards in taxation. In 2019, the Republic of the Marshall Islands and the British Virgin Islands, among others, were placed by the E.U. on the list of non-cooperative jurisdictions for failing to implement certain commitments previously made to the E.U. by the agreed deadline. However, each was removed from the list of noncooperative jurisdictions within 2019. In February 2023, the Republic of the Marshall Islands and the British Virgin Islands (among others) were placed by the E.U. on the list of non-cooperative jurisdictions for lacking in the enforcement of economic substance requirement, and were subsequently removed from such list in October 2023. E.U. member states have agreed upon a set of measures, which they can choose to apply against the listed countries, including, increased monitoring and audits, withholding taxes and non-deductibility of costs, and although the Group is not currently aware of any such measures being adopted, they can be adopted by one or more EU members states in the future. The European Commission has stated it will continue to support member states’ efforts to develop a more coordinated approach to sanctions for the listed countries. E.U. legislation prohibits certain E.U. funds from being channeled or transited through entities in non-cooperative jurisdictions.  The Group is a Marshall Islands corporation with principal executive offices in Greece. Several of the Group's subsidiaries are organized in the Republic of the Marshall Islands, the British Virgin Islands and the Republic of Liberia. The Marshall Islands have enacted economic substance regulations relating to, inter alia, shipping business activities, with which the Group could be obligated to comply. The Marshall Islands economic substance regulations require certain entities that carry out particular activities to comply with a three-part economic substance test whereby the entity must show that it (i) is directed and managed in the Marshall Islands in relation to that relevant activity, (ii) carries out core income-generating activity in relation to that relevant activity in the Marshall Islands (although it is being understood and acknowledged by the regulators that income-generating activities for shipping companies will generally occur in international waters) and (iii) having regard to the level of relevant activity carried out in the Marshall Islands has (a) an adequate amount of expenditures in the Marshall Islands, (b) adequate physical presence in the Marshall Islands and (c) an adequate number of qualified employees in the Marshall Islands. The British Virgin Islands have enacted similar legislation.  If the Group fails to comply with its obligations under such regulations or any similar law applicable to the Group in any other jurisdictions, the Group could be subject to financial penalties and spontaneous disclosure of information to foreign tax officials, or with respect to the Marshall Islands economic substance requirements, revocation of the formation documents and dissolution of the applicable non-compliant Marshall Islands entity, or being struck from the register of companies. Any of the foregoing could be disruptive to the Group's business and could have a material adverse effect on the Group's business, financial conditions and operating results. Accordingly, any implementation of, or changes to, any of the economic substance regulations that impact the Group could increase the complexity and costs of carrying on business in these jurisdictions, and thus could adversely affect the Group's business, financial condition or results of operations.  The Bonds are unsecured  The Bonds are unsecured and the Bondholders (as defined in the Bond Terms) will not benefit from any security in the event that the Issuer is unable to meet its obligations under the Bond Terms. Under the Bond Terms, the Issuer is permitted to incur liabilities ranking pari passu with the Bonds. In addition, the Issuer is entitled, under certain conditions, to provide security over its assets in favor of third parties, which would then primarily serve to satisfy the creditors of these further liabilities. As a result, the Bonds will be effectively subordinated to any future secured indebtedness that the Issuer may incur. Accordingly, in the event of a bankruptcy, insolvency, liquidation, dissolution, reorganization or similar proceeding affecting the Issuer, the Bondholders' rights to receive payment will be effectively subordinated to those of secured creditors up to the value of the collateral securing such indebtedness. Other creditors may have conflicting interests with Bondholders in the event of a default and enforcement, including an incentive to initiate enforcement of their claims, which may be detrimental to the value of the Bonds. In the event of insolvency, therefore, there may be no or virtually no funds available for distribution in the insolvency estate and the Bondholders may receive no or only small payments on their claims.   The Bonds are structurally subordinated to liabilities of the Issuer's subsidiaries   Generally, claims of creditors of any of the Issuer's subsidiaries (which may include both secured and unsecured creditors) will have priority with respect to the assets and earnings of the subsidiary over the claims of creditors of the Issuer, and will be entitled to payments of their claims from the assets of such subsidiaries before these assets are made available for distribution to the Issuer, as a direct or indirect shareholder. Accordingly, the Bonds will be structurally subordinated to all such creditors' claims against such subsidiaries and in an enforcement scenario, such creditors will generally be entitled to payment in full from the sale or other disposal of the assets of such subsidiaries (which include all the Group's vessels) before the Issuer, as a direct or indirect shareholder, will be entitled to receive any distributions.  A trading market may not develop, and market price of the Bonds may be volatile  The Bonds will be new securities for which there is currently no trading market. Even though the Issuer is obliged to procure the listing of the Bonds, there can be no assurance that such listing will be obtained, nor has the Issuer entered into any market-making scheme to ensure liquidity in the Bonds. There can be no assurance as to (i) the liquidity of any market that may develop; (ii) Bondholders' ability to sell the Bonds or (iii) the price at which Bondholders would be able to sell the Bonds. If such a market were to exist, the Bonds could trade at prices that may be lower than the nominal amount or purchase price of the Bonds. If an active market does not develop or is not maintained, the price and liquidity of the Bonds may be adversely affected.

 Risk factors (13/13)  Option to redeem  Under the Bond Terms, the Issuer has the possibility to redeem all outstanding Bonds before the final redemption date. If the Bonds are redeemed before the final redemption date, the holders of the Bonds will have the right to receive an early redemption amount which exceeds the nominal amount in accordance with the Bond Terms. However, there is a risk that the market value of the Bonds will be higher than the early redemption amount and that it may not be possible for bondholders to reinvest such proceeds at an effective interest rate as high as the interest rate on the Bonds and may only be able to do so at a significantly lower rate.   Bondholders may be overruled by majority votes taken in Bondholders' meetings  The Bond Terms will include certain provisions regarding Bondholders' meetings and written procedures. Such meetings and procedures may be used to reach decisions on matters relating to the Bondholders' interests. The Bond Terms will allow for stated majorities to bind all Bondholders, including Bondholders who have not taken part in the meeting or procedure and those who have voted against the majority. Consequently, there is a risk that the actions of the majority in such matters will impact a Bondholder's rights in a manner that is undesirable to it.  No action against the Issuer and Bondholders' representation  In accordance with the Bond Terms, the bond trustee will represent all Bondholders in all matters relating to the Bonds and the Bondholders are prevented from taking action on their own against the Issuer. Consequently, individual Bondholders do not have the right to take enforcement action against the Issuer if it defaults and they will instead need to wait until a requisite majority of Bondholders agrees to take such action. The bond trustee will in some cases have the right to make decisions and take actions that bind all Bondholders. It is possible that such decisions and actions will negatively affect one or more Bondholders.  Restrictions on transferability of the Bonds  As the Issuer is relying upon exemptions from registration under e.g. the U.S. Securities Act, applicable U.S. state securities laws, UK and EU securities laws in the placement of the Bonds, the Bonds may only be transferred in a transaction registered under, or exempt from, the registration or prospectus requirements of such legislation in the future. This limits the Bondholders' ability to offer or sell the Bonds in certain jurisdictions. It is each potential investor's obligation to ensure that the offers and sales of Bonds comply with all applicable securities laws. Due to these restrictions, there is a risk that a Bondholder will not be able sell its Bonds as desired.

 Table of contents  1  Transaction summary  2  Company overview  3  Market outlook  4  Financial profile  R  Risk factors  A  Appendix

 Limited planned capex expenditure after heavy drydocking year in 2025  Notes: (1) For one of the vessels in 1Q25 this relates only to the application of silicone paints  Drydocking schedule and associated estimated capex budgets  1Q25  2Q25  3Q25  4Q25  1Q26  2Q26  3Q26  4Q26  1Q27  2Q27  3Q27  4Q27  4 vessels1  2 vessels  4 vessels  1 vessel  1 vessel  2 vessels  1 vessel  2 vessels  0 vessels  2 vesesls  0 vessels  1 vessel  2025  USD 14.0 – 15.0 million  2026  USD 7.0 – 8.0 million  2027  USD 3.5 – 4.0 million

 Board of directors & management  Stamatis Tsantanis, Chairman & CEO  CEO of Seanergy since 2012; Chairman since 2013  Led Seanergy’s significant growth to a prominent pure-play Capesize dry bulk company with a carrying capacity of approximately 3.4 million dwt  27+ years of experience in shipping, banking and capital markets  Former investment banker at Alpha Finance with a key role in major shipping corporate finance transactions in the U.S. capital markets  Christina Anagnostara, Director  Member of the Board of Directors since December 2008  26+ years of maritime and international business experience in the areas of finance, banking, capital markets, consulting, accounting and audit, including as CFO of Seanergy from 2008-2013  Has served in executive and board positions of publicly listed companies in the maritime industry, responsible for financials, capital raising and accounting functions   Dimitris Anagnostopoulos, Director  Member of the Board of Directors since May 2009.   41+ years of experience in shipping, ship finance and bank management, including the Onassis Shipping Group and two decades with ABN AMRO as SVP and Head of Shipping.   Current board member of Dynagas LNG Partners LP and on the BoD in the Aegean Baltic Bank from 2010-2023. Member (and ex-vice chairman) of the Association of Banking and Financial Executives of Greek Shipping  Elias M. Culucundis, Director  Member of the Board of Directors since inception  Close to 60 years experience in the maritime industry, currently serving as as President, CEO and director of Equity Shipping Company Ltd.  Previously held executive roles at Kassian Maritime Shipping Agency Ltd., Point Clear Navigation Agency Ltd, Kassos Maritime Enterprises Ltd., Off Shore Consultants Inc. and Naval Engineering Dynamics Ltd.   Stavros Gyftakis, CFO  CFO of Seanergy since 2018   Instrumental in Seanergy’s capital raising, debt financing and refinancing activities since 2017  19+ years of experience in the shipping finance industry holding key positions across a broad shipping finance spectrum, including asset backed lending, debt and corporate restructurings, risk management and loan syndications  Former Senior Vice President in the Greek shipping finance desk at DVB Bank SE  John Kartsonas, Director  Member of the board of directors since May 2017  25+ years of experience in finance and commodities trading, currently as the Principal and Managing Partner of Breakwave Advisors LLC.   Former Senior PM at Carlyle from 2011-2017 managing one of the largest freight futures funds globally, co-founder of Sea Advisors Fund, and the leading transportation analyst at Citi Investment Research  Theodora Mitropetrou, General Counsel- Corporate Secretary  Served as General Counsel and Corporate Secretary since 2008  20 years of shipping law experience and 15+ years of acting as an in-house lawyer to US-listed shipping companies, with extensive knowledge in shipping, corporate, commercial and finance law  Member of the Athens Bar Association. Mrs. Mitropetrou has been recognized in The Legal 500 GC Powerlist

 Legal structure  Note: All companies are owned 100% directly or indirectly by Seanergy  Seanergy Maritime Holdings Corp.  Marshall Islands  Seanergy Management Corp.  Marshall Islands  Martinique International Corp.  British Virgin Islands  Harbour Business International Corp.  British Virgin Islands  Pembroke Chartering Services Limited  Malta  Seanergy Shipmanage-ment Corp  Marshall Islands  Premier Marine Co.  Marshall Islands  Gladiator Shipping Co.  Marshall Islands  Champion Marine Co.  Marshall Islands  Good Ocean Navigation Co.  Liberia  Flag Marine Co.  Marshall Islands  Hellas Ocean Navigation Co.  Liberia  Friend Ocean Navigation Co.  Liberia  Duke Shipping Co.  Marshall Islands  Icon Ocean Navigation Co.  Liberia  Blue Shipping Co.  Marshall Islands  Atsea Ventures Corp.  Marshall Islands  Partner Shipping Co. Limited  Malta  Emperor Holding Ltd.  Marshall Islands  Squire Navigation Co.  Liberia  Sea Genius Shipping Co.  Liberia  Honor Shipping Co.  Marshall Islands  Fellow Shipping Co.  Marshall Islands  Traders Shipping Co.  Marshall Islands  Patriot Shipping Co.  Marshall Islands  World Shipping Co.  Marshall Islands  Partner Marine Co.  Marshall Islands  Paros Ocean Navigation Co.  Liberia  Titan Ocean Navigation Co.  Liberia  Kaizen Shipping Co.  Marshall Islands  Mei Shipping Co.  Marshall Islands  Lord Ocean Navigation Co  Liberia  Knight Ocean Navigation Co.  Liberia

 Income statement  USD (In thousands, except share and per share data)  2021  2022  2023  2024  Vessel revenue, net   153,108  122,629  107,036  164,881  Fees from related parties  -  2,391  3,198  2,578  Revenue, net  153,108  125,020  110,234  167,459  Expenses:  Voyage expenses  (16,469)  (4,293)  (2,851)  (3,297)  Vessel operating expenses  (36,332)  (43,550)  (42,260)  (46,985)  Management fees  (1,435)  (1,368)  (700)  (760)  General and administration expenses  (13,739)  (17,412)  (22,149)  (23,971)  Amortization of deferred dry-docking costs  (2,793)  (4,880)  (4,155)  (4,202)  Depreciation and amortization  (17,151)  (23,417)  (24,676)  (25,493)  Gain on sale of vessels, net from related party  697  -  8,094  -  Loss on forward freight agreements, net  24  (417)  (188)  (177)  Operating income   65,910  29,683  21,349  62,574  Other income / (expenses), net:  Interest and finance costs  (17,779)  (15,332)  (20,694)  (20,603)  Loss on extinguishment of debt  (6,863)  (1,291)  (540)  (653)  Interest and other income   161  1,361  2443  2,096  Gain on spin-off of United Maritime Corporation  -  2,800  -  -  Foreign currency exchange gains/ (losses), net   (81)  (10)  (276)  58  Total other expenses, net  (24,562)  (12,472)  (19,067)  (19,102)  Net income before income taxes   41,348  17,211  2,282  43,472  Income taxes  -  28  -  -  Net income   41,348  17,239  2,282  43,472  Net income per common share, basic  2.7  1.0  0.1  2.1  Net income per common share, diluted  2.5  1.0  0.1  2.1  Weighted average common shares outstanding, basic  15,332,191  17,439,033  18,394,419  19,745,379  Weighted average common shares outstanding, diluted  19,133,753  17,684,048  18,442,688  19,879,876

Balance sheet

Assets *(In USD thousands)*	2021	2022	2023	2024
Current assets:				
Cash and cash equivalents	41,496	26,027	19,378	21,866
Restricted cash	1,180	1,650	50	8,050
Accounts receivable trade, net	-	720	896	404
Inventories	1,448	1,995	1,559	1,693
Prepaid expenses	1,118	1,096	1,238	3,528
Due from related parties	-	829	308	7,271
Other current assets	434	1,075	1,656	2,113
Intangible assets	-	-	-	973
Assets held for sale	-	28,252	-	-
Term deposits	1,500	-	-	-
Total current assets	**47,176**	**61,644**	**25,085**	**45,898**
Fixed assets:				
Vessels, net	426,062	434,133	410,476	484,492
Advances for vessel acquisition	-	-	-	3,700
Finance lease, right-of-use asset	-	-	29,562	-
Other fixed assets, net	405	412	423	267
Total fixed assets	**426,467**	**434,545**	**440,461**	**488,459**
Other non-current assets:				
Deferred charges and other investments, non-current	8,613	10,759	6,397	6,127
Intangible assets, non-current	-	-	-	60
Restricted cash, non-current	2,950	4,800	5,500	5,000
Operating lease, right-of-use asset	650	499	405	282
Other non-current assets	30	28	29	27
Deposit assets, non-current	1,325	1,325	-	-
Total assets	487,211	513,600	477,877	545,853

Liabilities & Stockholders equity *(In USD thousands)*	2021	2022	2023	2024
Current liabilities:				
Current portion of long-term debt	68,473	35,051	31,780	37,401
Finance lease liability, current	-	-	21,778	-
Trade accounts and other payables	5,762	7,826	5,489	7,112
Accrued liabilities	5,173	8,374	7,736	9,626
Operating lease liability, current	121	108	105	93
Deferred revenue	7,735	2,232	2,136	2,094
Other current liabilities	-	4,548	491	5,297
Debt related to assets held for sale	-	12,990	-	-
Current portion of convertible notes	769	10,833	-	-
Liability from contract with related party	-	12,688	-	-
Total current liabilities	**88,033**	**94,650**	**69,515**	**61,623**
Non-current liabilities:				
Long-term debt and other financial liabilities	146,701	196,825	179,010	220,186
Operating lease liability, non-current	529	391	300	189
Deferred revenue, non-current	538	35	254	67
Other liabilities, non-current	130	-	353	1,609
Convertible notes, non-current	6,804	-	-	-
Total liabilities	**242,735**	**291,901**	**249,432**	**283,674**
Stockholder's equity:				
Common stock	2	2	2	2
Additional paid-in capital	597,723	583,691	590,129	595,947
Accumulated deficit	(353,249)	(361,994)	(361,686)	(333,770)
Total stockholders' equity	**244,476**	**221,699**	**228,445**	**262,179**
Total liabilities and Stockholders equity	**487,211**	**513,600**	**477,877**	**545,853**

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Cash flow statement

Operating activities *(In USD thousands)*	2021	2022	2023	2024
Net income	41,348	17,239	2,282	43,472
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation and amortization	17,151	23,417	24,676	25,493
Amortization of deferred dry-docking costs	2,793	4,880	4,155	4,202
Amortization of deferred finance costs and debt discounts	3,659	2,859	2,241	1,726
Stock based compensation	5,097	7,185	9,147	4,987
Loss on extinguishment of debt	6,863	1,291	540	653
Gain on spin-off of United Maritime Corporation	-	(2,800)	-	-
Gain on sale of vessels, net	(697)	-	(8,094)	-
Amortization of convertible note beneficial conversion feature	2,887	-	-	-
Changes in operating assets and liabilities:				
Accounts receivable trade, net	801	(839)	(176)	492
Due (to) / from related parties	-	(595)	521	(2,552)
Inventories	3,202	(840)	219	(135)
Prepaid expenses	22	22	(141)	(2,291)
Other current assets	240	(641)	(581)	(457)
Deferred charges, non-current	(6,433)	(9,494)	(211)	(2,953)
Intangible assets, current	-	-	-	(973)
Intangible assets, non-current	-	-	-	(60)
Other non-current assets	2	2	(1)	2
Trade accounts and other payables	348	(589)	(2,222)	1,475
Accrued liabilities	2,187	2,155	(1,155)	2,427
Deferred revenue	3,225	(5,463)	(96)	(42)
Deferred revenue, non-current	(2,236)	(503)	219	(188)
Deferred voyage expenses	621	-	-	-
Other liabilities, non-current	(320)	-	-	-
Net cash provided by operating activities	**80,760**	**37,286**	**31,323**	**75,278**

Investing and financing activities *(In USD thousands)*	2021	2022	2023	2024
Proceeds from sale of vessels/assets held for sale	-	-	23,910	-
Due from related parties	-	-	-	(4,411)
Vessels acquisitions and improvements	(197,214)	(70,321)	(314)	(70,651)
Advances for vessel acquisition	-	-	-	(3,700)
Finance lease prepayments	-	-	(7,000)	(610)
Deposits assets, non-current	-	-	1,325	-
Advances from related party from sale of vessels	12,600	12,688	-	-
Investment in Series C preferred shares	-	(10,000)	-	-
Series C preferred shares redemption proceeds	-	10,000	-	-
Term deposits	100	1,500	-	-
Purchase of other fixed assets	(106)	(130)	(176)	-
Net cash (used)provided by investing activities	**(184,620)**	**(56,263)**	**17,745**	**(79,372)**
Proceeds from issuance of common stock	98,302	70	8	5,823
Long-term debt and other financial liabilities	180,320	124,800	53,750	120,779
Proceeds from other non-current liabilities	-	-	-	503
Long-term debt repayments	(132,058)	(89,698)	(88,742)	(73,038)
Repayments of convertible notes	(13,950)	(10,000)	(11,165)	-
Payments for repurchase of common stock	(1,708)	-	(1,679)	(4,850)
Payments for repurchase of warrants	(1,023)	-	(808)	-
Dividend payments	-	(17,924)	(6,031)	(10,750)
Payments of financing and stock issuance costs	(2,698)	(1,420)	(1,318)	(2,607)
Payments of finance lease liabilities	-	-	(609)	(21,778)
Payments of fractional shares for reverse stock split	-	-	(23)	-
Proceeds from issuance of preferred stock	250	-	-	-
Net cash provided(used) by financing activities	**127,435**	**5,828**	**(56,617)**	**14,082**
Net increase / (decrease) in cash	**23,575**	**(13,149)**	**(7,549)**	**9,988**
Cash and cash equivalents at beginning	**22,051**	**45,626**	**32,477**	**24,928**
Cash and cash equivalents at end	**45,626**	**32,477**	**24,928**	**34,916**

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